中信泰富有限公司
**BY COURIER**

Exemption No. 82-5232

CITIC PACIFIC

Date : 22nd September, 2003

03032222

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 23 2003 WASH. D.C. 187 SECTION

Dear Sirs,

**Re: CITIC Pacific Limited ("the Company")**

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since August 20, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
*AT/wy/LTR-2142*

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since August 20, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of Interim Results for the Six Months Ended 30 June 2003
   Date : August 27, 2003
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : September 3, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Interim Report 2003
   Date : September 11, 2003 (distribution date)
   Entity Requirement Item : HKSE (pursuant to HKSE Listing Rules)

Announcement of Interim Results
for the Six Months Ended 30 June 2003

# CITIC Pacific Limited

## Chairman's Business Review

CITIC Pacific's net profit was HK$419 million compared with HK$1,948 million achieved in the same period last year. The main reasons for the decline were the severe effect of the SARS virus on our aviation businesses and the sales of the bridges, tunnels and road projects in Shanghai, which reduced the profit contribution from civil infrastructure.

Due to the sale of Shanghai infrastructure projects, HK$6.2 billion cash was received. Therefore, we recommend maintaining interim dividend of HK$0.30.

Notable developments in our businesses during the first half of 2003 are described below:

### Infrastructure

#### Power Generation

Electricity generated by the Group's power plants was 2,891 million kwh in the six months of 2003, an increase of 25% compared with the same period in 2002. Demand for electricity was buoyant, and the newly installed capacities in Hohhot and Jilin plants made their contribution. The third phase of Ligang Power Station was approved by the State Council. Construction preparatory work for this 1,200MW (2x600MW) additional plant is underway, and operations are expected to commence in 2006. Initial planning has begun for a fourth phase of the Ligang Power Station. The second 100MW unit of Jilin Power Station was completed on schedule and commercial operation began in June.

#### Aviation

Business at Cathay Pacific and Dragonair weakened when the war in Iraq took place in March, but the effect of the outbreak of SARS in March was of an entirely different scale, resulting in the worse quarterly operating conditions ever experienced. Both companies immediately grounded a significant part of their fleet and reduced schedules, introduced unpaid leave programs for all the staff, and cut discretionary costs.

Cathay Pacific recorded a loss of HK$1,241 million for the first six months compared to a profit of HK$1,412 million a year ago. Passenger numbers in the first half fell 32% to 4 million; the load factor decreased by 14% and yield by 6%. Fortunately, the volume of cargo carried increased by 5% to 406,000 tonnes. Cathay Pacific now has 90% of its normal schedule in operation and a full flight schedule will resume by the end of September.

Dragonair's main markets of Hong Kong, Mainland China and Taiwan were SARS affected resulting in the decline of passenger numbers. Recently, this decline has stopped and passenger numbers are trending up. Cargo load factors increased 6.6% and cargo tonnage increased by 50% utilizing the additional cargo capacity of a third freighter introduced in late 2002.

HACTL's throughput grew by 5.3% to 919,212 tonnes for the first six months of the year compared with the same period in 2002.

SARS has come and gone in little more than three months, but it has left an increased realization that containing unit costs is vital for the future of

Arrangement between Hong Kong and the Central Government should have long-term benefits for our trading businesses.

### Property

In Hong Kong, sale of Siena Two in Discovery Bay was re-launched in early July. Foundation work for the next Phase 13 has been completed, and work on the superstructure is scheduled to begin in 2004. Generally, both the residential and the office markets in Hong Kong have an excess of supply leading to a weak market. This has been reflected in CITIC Pacific's properties, although the Festival Walk shopping complex has continued to do very well, with full occupancy and steady rental. During the peak of the SARS epidemic, selective assistance was given to tenants. The property portfolio continues to give CITIC Pacific a good cash flow and acceptable yield.

Substructure work of Phase I of the Westgate Garden residential development in Shanghai is in progress and pre-sale is targeted for mid 2004. Occupancy of our two Shanghai investment properties – CITIC Square and Royal Pavilion is over 90%. We remain optimistic about the prospects of the Mainland property market.

## Civil Infrastructure

In Hong Kong, traffic fell in both the Eastern and Western Harbour Crossings particularly in the second quarter when SARS was at its peak. Average daily traffic for the two tunnels was 69,972 and 34,900 vehicles respectively for the first half of 2003, down 5% and 12%. Since June, the traffic throughput for both tunnels has gradually recovered, but is still a little below a year ago.

## Communications

CITIC Telecom 1616 continued its growth and monthly wholesales IDD traffic reached 350 million minutes, some 40% higher than the end of 2002. Profit margins were under pressure but the business remains attractive. Other value added businesses, such as Short Message Service (SMS), have been profitable since launch.

CPCNet's 'TrueConnect' virtual private network for both voice and data transmission has continued to attract new customers. New installations were difficult in the SARS period, but their pace has now picked-up strongly.

Macau Telecom continued to perform well in a more competitive market by improving services and controlling costs.

CITIC Pacific Communications is in the process of developing a number of e-Commerce applications, which should bring positive results in the near future.

## Marketing and Distribution

Considering the weak consumer market in Hong Kong that was severely affected by SARS, the division's 9% increase in turnover in the first six months of 2003 was a fine achievement.

Motor: The progressive Vehicles First Registration Tax (FRT) introduced in the March budget had an immediate negative effect on sentiment in the Hong Kong motor market, which SARS made worse. The total motor market fell 27%. The FRT increases were moderated in the legislative process giving the possibility of a more buoyant motor market in the second half. The Mainland China motor market remained robust enabling DCH to maintain its momentum, driven by increased demand for its commercial vehicles.

Trading: In Hong Kong, the sale of many consumer goods and wholesale food commodities was also negatively impacted by the economic downturn and SARS. Performance of DCH China improved due to the food distribution businesses – particularly to supermarkets. Sims' profit saw encouraging improvement due to improved efficiency and increase in demand for disinfectant and medical products.

Both DCH and Sims have made great strides in reducing the costs of delivering products in the last six months that will improve the profitability of the products and services they offer. The Closer Economic Partnership

## Finance

At the end of June CITIC Pacific had HK$7 billion in cash, deposits and undrawn committed facilities. Cash of HK$6.2 billion was received in early July, adding to the liquidity available and the considerable financial strength of the Company.

## Looking to the Future

Even though profit decreased in the first six months, CITIC Pacific has sufficient financial resources and strength to face the future with confidence. We will actively invest in the following four areas: first, communications and its value added services; second, power – the need of the Mainland China power market provides us with great opportunities; third, property – we will actively participate in the property development in Shanghai and its adjacent areas; and fourth, trading business has the opportunity to grow by increasing sales in China and offering an increased variety of their products.

On behalf of all the directors, I would like to express my sincere appreciation to all the staff at CITIC Pacific for their understanding, support, commitment and continued hard work.

Larry Yung Chi Kin
*Chairman*
Hong Kong, 27 August 2003

# ;onsolidated Profit and Loss Account

| HK$million | Note | Six months ended 30 June 2003 Unaudited | 2002 Unaudited |
|---|---|---|---|
| ırnover | | 15,695 | 11,481 |
| ·ofit from Consolidated Activities | 3 | 1,025 | 1,354 |
| ıare of Profits Less Losses of Associated Companies | | (91) | 1,115 |
| et Finance Charges | 4 | (184) | (232) |
| rofit before Taxation | | 750 | 2,237 |
| ιxation | 5 | (219) | (186) |
| rofit after Taxation | | 531 | 2,051 |
| linority Interests | | (112) | (103) |
| rofit Attributable to Shareholders | | 419 | 1,948 |
| ividends | 6 | | |
| Interim Dividend Proposed | | (657) | (657) |
| ransfer to Reserves | | (12) | (10) |
| arnings per Share (HK$) | 7 | 0.191 | 0.890 |
| ividend per Share (HK$) | | | |
| Interim | | 0.30 | 0.30 |

## lotes:

1 Significant accounting policies

hese condensed unaudited consolidated interim accounts ('the Accounts') are repared in accordance with Hong Kong Statement of Standard Accounting ractice ('SSAP') No. 25 'Interim Financial Reporting' issued by the Hong Kong ociety of Accountants and Appendix 16 to the Listing Rules of The Stock xchange of Hong Kong Limited.

he Accounts should be read in conjunction with the 2002 annual accounts.

he accounting policies used in the preparation of the Accounts are consistent ith those used in the annual accounts for the year ended 31 December 2002 xcept that the Group has adopted SSAP 12 (Revised) 'Income Taxes' which ecame effective for the current accounting period. The principal effect of the nplementation of SSAP 12 (Revised) is in relation to deferred tax.

prior years, deferred tax were recognised in respect of the taxation effect arising om material timing differences to the extent that a liability or an asset is expected be payable or receivable in the foreseeable future.

nder SSAP 12 (Revised), a balance sheet liability method is adopted whereby eferred tax is recognised in respect of temporary differences between the tax ases of assets and liabilities and their carrying amounts. Provision for ithholding tax that will arise on the remittance of retained earnings is only made here there is a current intention to remit such earnings. Deferred tax assets lating to unused tax losses are recognised to the extent that the future utilisation probable.

The new accounting policy has been adopted retrospectively. As a result, the profit for the six months ended 30 June 2002, capital reserve and retained profits as at 31 December 2002 are reduced by HK$25 million, HK$49 million and HK$107 million respectively.

Also, certain associated companies have changed their profit recognition policies and the impact has been adjusted in the Accounts of the Group retrospectively. As a result, the profit for the six months ended 30 June 2002 is increased by HK$8 million and retained profits and goodwill included in reserves as at 31 December 2002 are reduced by HK$26 million and increased by HK$37 million respectively.

2 Turnover and segment information

An analysis of the Group's turnover and profit from consolidated activities before net finance charges and share of profits less losses before taxation of associated companies by principal activities are as follows:

| Six months ended 30 June 2003 in HK$million | Turnover | Profit from Consolidated Activities | Share of Profits Less Losses of Associated Companies | Group Total | Segment Allocations | Segment Profit |
|---|---|---|---|---|---|---|
| *By principal activity* | | | | | | |
| Infrastructure | | | | | | |
| Power & Civil Infrastructure | 6,551 | 596 | 81 | 677 | - | 677 |
| Communications | 773 | 42 | 96 | 138 | - | 138 |
| Aviation | - | - | (405) | (405) | - | (405) |
| Marketing & Distribution | 5,778 | 181 | 13 | 194 | (38) | 156 |
| Property | 205 | 168 | 87 | 255 | 38 | 293 |
| Industrial Manufacturing | 2,195 | 176 | - | 176 | - | 176 |
| Others | 193 | 28 | 37 | 65 | - | 65 |
| Less: General & Administration Expenses | - | (166) | - | (166) | - | (166) |
| | 15,695 | 1,025 | (91) | 934 | - | 934 |
| Net Finance Charges | | | | | | (184) |
| Taxation | | | | | | (219) |
| Profit after Taxation | | | | | | 531 |

| Six months ended 30 June 2002 in HK$million | Turnover | Profit from Consolidated Activities | Share of Profits Less Losses of Associated Companies | Group Total | Segment Allocations | Segment Profit |
|---|---|---|---|---|---|---|
| *By principal activity* | | | | | | |
| Infrastructure | | | | | | |
| Power & Civil Infrastructure | 892 | 769 | 66 | 835 | - | 835 |
| Communications | 2,226 | 116 | 271 | 387 | - | 387 |
| Aviation | - | - | 409 | 409 | - | 409 |
| Marketing & Distribution | 5,314 | 172 | 23 | 195 | (43) | 152 |
| Property | 210 | 158 | 332 | 490 | 43 | 533 |
| Industrial Manufacturing | 1,823 | 141 | - | 141 | - | 141 |
| Others | 1,016 | 167 | 14 | 181 | - | 181 |
| Less: General & Administration Expenses | - | (169) | - | (169) | - | (169) |
| | 11,481 | 1,354 | 1,115 | 2,469 | - | 2,469 |
| Net Finance Charges | | | | | | (232) |
| Taxation | | | | | | (186) |
| Profit after Taxation | | | | | | 2,051 |

An analysis of the Group's turnover by geographical area is as follows:

| in HK$million | 2003 | 2002 |
|---|---|---|
| *By geographical area* | | |
| Hong Kong | 3,665 | 4,538 |
| Mainland China | 11,513 | 6,408 |
| Japan | 189 | 223 |
| Others | 328 | 312 |
| | 15,695 | 11,481 |

3 The profit from consolidated activities is arrived at after crediting and charging:

| in HK$million | 2003 | 2002 |
|---|---|---|
| Dividend income from investments | 143 | 228 |
| Net gain from investments | 323 | 91 |
| Cost of inventories sold | 6,565 | 5,820 |
| Depreciation and amortisation | 296 | 268 |
| Goodwill amortisation | 4 | 10 |

4 Net finance charges included interest expense of HK$215 million (2002: HK$275 million).

5 Hong Kong profits tax is calculated at 17.5% (2002: 16%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Detailed as follows:

| in HK$million | 2003 | 2002 |
|---|---|---|
| *Company and subsidiary companies* | | |
| Hong Kong profits tax | 53 | 67 |
| Overseas taxation | 39 | 15 |
| Deferred taxation | 9 | - |
| *Associated companies* | | |
| Hong Kong profits tax | 37 | 40 |
| Overseas taxation | 49 | 35 |
| Deferred taxation | 32 | 29 |
| | 219 | 186 |

6 Dividends

| in HK$million | 2003 | 2002 |
|---|---|---|
| 2002 Final dividend paid: HK$0.70 (2001: HK$0.60) per share | 1,532 | 1,314 |
| 2002 Special dividend paid: HK$1.00 per share | 2,188 | - |
| 2003 Interim dividend proposed: HK$0.30 (2002: HK$0.30) per share | 657 | 657 |

7 The calculation of earnings per share is based on profit attributable to shareholders of HK$419 million (2002: HK$1,948 million) and on 2,188,460,160 shares in issue for the period (2002: 2,189,780,160 shares in issue).

No diluted earnings per share is presented for the six months ended 30 June 2003 and 30 June 2002 as the exercise of all the share options outstanding during the periods have no dilutive effect on the earnings per share.

8 Comparative figures have been adjusted to conform with the current presentation.

# inancial Review and Analysis

## easury Policy

e Group's overall treasury and funding policies have remained the same as se described in the annual report for the year ended 31 December 2002.

## quidity and Financial Resources

of 30 June 2003, the Group's total outstanding debt was HK$11.8 billion (31 cember 2002: HK$9.3 billion), cash and deposit with banks were HK$1.6 lion giving a net debt of HK$10.2 billion compared to HK$6.7 billion at 31 cember 2002. Leverage, measured by the net debt to total capital and net debt shareholders' equity was 20% and 24% respectively (31 December 2002: 13% d 15%).

of 30 June 2003, the Group's undrawn available facilities totalled HK$8.2 billion which approximately HK$5.4 billion were committed long term loans, HK$1.7 lion money market lines and the balance trade facilities. The Group's liquidity sition has improved since the half year end after receiving HK$6.2 billion in rly July from the Shanghai government from the sale of Shanghai road, bridges d tunnels projects pursuant to the new government policy. Following the receipt the sale proceeds, outstanding debt of HK$3.2 billion was repaid.

e Group's available facilities, combined with cash and deposit on hand and the roup's strong recurrent cash flow generated from operations, provide ample nancial resources and flexibility to the Group to implement its business plans.

he Group policy is to maintain a high degree of financial transparency and ontrol. Save for regulatory constraints (for RMB borrowings in the mainland for ample), project finance and operational considerations, all the borrowings are entralized at the Company level which then provides funds to businesses. As of 0 June 2003, the Company's borrowing structure and outstanding debt maturity summarized as follows:

### aturity of Outstanding Debt

| HK$ million | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 and Beyond | Total | Percentage |
|---|---|---|---|---|---|---|---|---|
| rent Company[1] | 14 | 1,377 | 369 | 2,857 | 2,027 | 3,510 | 10,154 | 86% |
| bsidiaries | 339 | 484 | 548 | 139 | 119 | 60 | 1,689 | 14% |
| al Outstanding Debt | 353 | 1,861 | 917 | 2,996 | 2,146 | 3,570 | 11,843 | 100% |

*Including a US$450 million global bond which was issued by a wholly owned special purposes vehicle.*

### ource of Debt Financing

| | HK$ million | Percentage |
|---|---|---|
| nk Loans | 7,553 | 64% |
| obal Bonds | 3,510 | 30% |
| vate Placement | 780 | 6% |
| | 11,843 | 100% |

As of 30 June 2003, the Company had interest rate swap agreements outstanding with a notional amount of approximately HK$3 billion. Under these agreements, CITIC Pacific is to exchange either fixed or floating rate interest with its counterparties, without the exchange of the underlying notional amounts. Other financial products such as forward rate agreement are employed when deemed appropriate to stabilize the overall cost of borrowings over time.

As at 30 June 2003, approximately 64% of the Group's total borrowings after swaps bore interest at floating rates and the remaining 36% were at fixed rates for a period over one year. The average all-in cost of debt including hedging costs in the first half of 2003 was 4.6% compared with 4.4% a year before.

The denomination of the Group's borrowings and deposits with banks at 30 June 2003 were:

HK$ million Equivalent

| Denomination | HK$ | US$ | Renminbi | Yen | Other | Total |
|---|---|---|---|---|---|---|
| Debt Outstanding | 5,999 | 4,465 | 703 | 559 | 117 | 11,843 |
| Deposits | 225 | 224 | 926 | 262 | 13 | 1,650 |
| Net Borrowings | 5,774 | 4,241 | (223) | 297 | 104 | 10,193 |
| Net Borrowings After Swap | 6,944 | 3,071 | (223) | 297 | 104 | 10,193 |
| Percentage | 68% | 30% | (2%) | 3% | 1% | 100% |

As at 30 June 2003, assets of HK$269 million were pledged to secure banking facilities utilized by subsidiaries – mainly related to Dah Chong Hong's overseas trading business.

### Capital Commitment and Contingent Liabilities

As at 30 June 2003, the Group's contracted capital commitments were HK$567 million and the Group's contingent liabilities had not changed significantly from the last year end.

# Human Resources

As at the end of June 2003, the headcount of the Group in its headquarters in Hong Kong and its principal subsidiary companies worldwide reduced slightly to 11,629. There are 4,158 employees in Hong Kong and 7,471 in the rest of the Group. The total staff cost for the six months ended 30 June 2003 was HK$649 million.

Due to the prolonged economic difficulties that were exacerbated by the SARS crisis, management and staff of the Group renewed their efforts to plan and achieve new initiatives in efficiency enhancement and strive to attain higher levels of performance. Recognizing that employees have diverse career and personal goals, the Group received a favourable response from staff to change its retirement age to 55 in Hong Kong. The new policy became effective on 1 August 2003. At the same time, the Group consolidated employee retirement benefits into the Mandatory Provident Fund Scheme and ceased contributions to the ORSO Plan. These changes are expected to provide the Group with flexibility in manpower planning with possible cost savings in the longer term.

Despite the restricted interface between employees during the SARS outbreak, essential product and skills training continued but on a limited scale. Normal training and development activities have resumed in July.

The Group remains dedicated to non-discriminatory employment practices and its human resource management policies are largely in line with the market as stated in previous annual reports.

# Corporate Governance

CITIC Pacific is committed to excellent standards of corporate governance and a full description of the operation of the Board, System of Internal Control, Audit Committee, Codes and financial reporting may be found on page 41 of the 2002 Annual Report.

The Audit Committee of the Board, consisting of independent non-executive directors, has reviewed this Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board.

The Board has established a Remuneration Committee of independent non-executive directors to monitor and review the Group's remuneration policies on behalf of the Board.

The Interim Accounts, which are prepared in accordance with SSAP 25 'Interim Financial Reporting', have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Auditing Standard SAS 700 'Engagements To Review Interim Financial Reports' except that the scope did not extend to the results of the listed associated company, Cathay Pacific Airways Limited.

# Dividend and Closure of Register

The Directors have declared an interim dividend of HK$0.30 (2002: HK$0.30) per share for the year ending 31 December 2003 payable on 23 September 2003 to shareholders whose names appear on the Register of Members of the Company on 19 September 2003. The Register of Members of the Company will be closed from 15 September 2003 to 19 September 2003, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 11 September 2003.

# Share Capital

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the period.

# Forward Looking Statements

This announcement contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

# Interim Report and Further Information

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Stock Exchange's website (www.hkex.com.hk). The additional information in Interim Report including a full financial analysis will be posted on the Company's website as soon as possible. The full Interim Report containing all the information required by the Listing Rules of the Stock Exchange will be made available on the website of the Company and the Stock Exchange around 4 September 2003 and sent to shareholders on 11 September 2003.

By Order of the Board
Alice Tso Mun Wai
*Company Secretary*

Hong Kong, 27 August 2003

FORM I

**Monthly Return On Movement of Listed Equity Securities**
**For the month ended** 31st August, 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 3rd September, 2003

**(A) Information on Types of Listed Equity Securities :**
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

**(B) Movement in Authorised Share Capital:**

| | No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.40 | 1,200,000,000 |
| Increase/(Decrease) (EGM approval date): ( ) | --- | -- | --- |
| Balance at close of the month | 3,000,000,000 | 0.40 | 1,200,000,000 |

**(C) Movement in Issued Share Capital:**

| | No. of ~~Ordinary~~ shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 2,188,460,160 | -- | --- |
| Increase/(Decrease) during the month | --- | -- | --- |
| Balance at close of the month : | 2,188,460,160 | -- | --- |

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. CITIC Pacific Share Incentive Plan 2000<br>Exercise price: HK$ 18.20<br>2. ______<br>Exercise price: HK$ ______ | 11,550,000 | -- | -- | -- | 11,550,000 | Nil |
| WARRANTS* Date of Expiry N/A | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ______<br>*Subscription price:* *HK$* ______<br>2. ______<br>*Subscription price:* *HK$* ______ | | | | | | |
| CONVERTIBLES* Class N/A | Units | Converted (Units) | | | Units | |
| ______<br>Convertible price: HK$______ | | | | | | |
| OTHER ISSUES OF SHARES* N/A | | | | | | |
| Rights Issue | Price : | Issue and allotment Date : | | | | |
| Placing | Price : | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date : | | | | |
| Repurchase of share | | Cancellation Date : | | | | |
| Redemption of share | | Redemption Date : | | | | |
| Consideration issue | Price: | Issue and allotment Date : | | | | |
| Others (please specify) | Price: | Issue and allotment Date : | | | | |
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | | | | Nil |

Remarks : ______

Authorised Signatory:

Name: Alice Tso Mun Wai

Title: Company Secretary

**Note:**

**All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.**



CITIC PACIFIC
中信泰富

Interim Report
中期業績
30.6.2003

# 業務概覽

中信泰富側重於發展在中國大陸和香港兩地的基礎建設業務，包括發電、基礎設施、信息業及航空。另外，公司亦投資於汽車和消費品的批發及分銷，物業投資及發展。

中信泰富立足香港，對中國市場具有獨到的認識及豐富的經驗。公司業務質素良好，利潤及現金流量穩定。現有業務中有許多並具增長潛力。集團的財務結購合理，且在公司管治方面有優良的傳統。

# Business at a Glance

CITIC Pacific's primary focus is on providing basic infrastructure – power generation, civil infrastructure, communications and aviation – in Hong Kong and Mainland China. Marketing and distributing motor and consumer products complements these businesses, as does property investment and management.

Based in Hong Kong with a deep knowledge of China, CITIC Pacific consists of sound businesses that produce good cash flows, many of which have the potential to grow. Our finance is well-structured and we have a tradition of operating with excellent standards of corporate governance.

Trust, Reliability and Confidence.

## 基礎建設 Infrastructure

**發電** 中信泰富在中國大陸興建、擁有並經營發電廠，現有總裝機容量達280萬千瓦，140萬千瓦之利港電廠的規模最大，此電廠另120萬千瓦機組正在興建中。

**Power Generation** CITIC Pacific builds, owns and operates power plants in Mainland China with a current total installed capacity of 2,800MW. The 1,400MW Ligang Power Plant is the largest, where an additional 1,200MW is under construction.

**基礎設施** 中信泰富擁有或參與管理香港三條過海隧道，此三條隧道是連接港島及九龍之重要設施。

**Civil Infrastructure** CITIC Pacific is either an owner or involved in the management of all three of Hong Kong harbour crossings – vital facilities that connect Hong Kong Island to Kowloon.

**信息業** 中信電訊1616在亞洲長途電話批發市場上佔有領導地位；CPCNet為企業提供互聯網協議服務；中信國安在中國大陸經營有線電視網絡；而澳門電訊則為澳門的首選電訊供應商。中信泰富旗下之公司令大中華地區的客戶與世界各地保持緊密聯繫。

**Communications** CITIC Telecom 1616 is the leading IDD wholesaler in Asia, CPCNet provides Internet Protocol services for corporate businesses; CITIC Guoan operates cable TV networks in Mainland China and CTM is Macau's communications provider of choice. CITIC Pacific companies link customers in greater China to the rest of the world.

**航空** 通過國泰航空、港龍航空、香港空運貨站及中國國際貨運航空，中信泰富在香港的航空業舉足輕重。

**Aviation** CITIC Pacific is a key participant in the aviation sector through Cathay Pacific Airways, Hong Kong Dragon Airlines, air cargo provider HACTL and Air China Cargo.

## 銷售及分銷 Marketing and Distribution

大昌行及慎昌為香港及中國大陸的居民提供各款汽車、消費品及食品、名牌食品、家庭用品及保健產品的銷售及分銷服務。

Dah Chong Hong and Sims Trading serve the people of Hong Kong and Mainland China by distributing an array of motor vehicles, consumer and food commodities, branded food, household and healthcare products.

## 物業 Property

中信泰富單獨或與其他夥伴合作發展、管理及擁有物業，包括香港的中信大廈、又一城和愉景灣，以及上海的老西門新苑、中信泰富廣場及華山公寓。

Alone or with partners, CITIC Pacific develops, manages and owns properties including Hong Kong's CITIC Tower, Festival Walk, Discovery Bay, and Shanghai's Westgate Garden, CITIC Square and Royal Pavilion.

## 其他業務 Other Businesses

特種鋼材、研發生物製藥、中信資本市場控股及遙距學習均為中信泰富集團旗下正在發展中的業務。

Specialty steel, bio-pharmaceutical research and development, CITIC Capital Markets Holdings and distance learning are all developing businesses of the CITIC Pacific Group.

# 財務概要
# Financial Highlights

| 以港幣百萬元計算 | in HK$ million | 2003 | 2002 |
|---|---|---|---|
| | | 截至六月三十日止六個月<br>Six months ended 30 June | |
| **股東應佔溢利** | **Profit Attributable to Shareholders** | **419** | 1,948 |
| **主要業務對公司之溢利貢獻** | **Major Businesses' Contribution** | | |
| 發電 | Power Generation | **149** | 119 |
| 基礎設施 | Civil Infrastructure | **443** | 640 |
| 信息業 | Communications | **112** | 351 |
| 航空 | Aviation | **(382)** | 453 |
| 銷售及分銷 | Marketing & Distribution | **129** | 123 |
| 物業 | Property | **239** | 462 |
| 工業製造 | Industrial Manufacturing | **80** | 61 |
| **所有業務之現金貢獻** | **Cash Contributed from all Businesses** | **1,370** | 3,200 |

| 以港幣百萬元計算 | in HK$ million | 六月三十日計算<br>As at 30 June | 十二月三十一日計算<br>As at 31 December |
|---|---|---|---|
| **資金運用** | **Capital Employed** | **50,968** | 51,805 |
| **股東權益** | **Shareholder's Equity** | **41,638** | 45,051 |
| **負債淨額** | **Net Debt** | **10,193** | 6,722 |
| **尚未提用之承諾信貸** | **Undrawn Committed Loan Facilities** | **5,400** | 7,500 |

| 以港幣元計算 | in HK$ | 截至六月三十日止六個月<br>Six months ended 30 June | |
|---|---|---|---|
| **每股盈利** | **Earnings per Share** | **0.191** | 0.890 |
| **每股股息** | **Dividends per Share** | **0.30** | 0.30 |
| **員工數目** | **Staff** | **11,629** | 11,940 |

*辭彙釋義請參閱第47頁* *Please see page 47 for definitions of terms used*

# 主席業務回顧
# Chairman's Business Review

中信泰富中期之淨溢利為港幣四億一千九百萬元，去年同期則為港幣十九億四千八百萬元。溢利下降之主要原因是非典型肺炎(「非典」)的發生導致集團航空業務嚴重受挫，以及出售了上海的三橋二隧一路的項目，使基本建設項目的收入減少。

因為出售了上海的基建項目，套現港幣六十二億元，故集團宣佈維持派發中期股息港幣0.30元。

現將二零零三年上半年集團業務發展之重大事項概述如下：

## 基礎建設

### 發電

由於電力需求強勁，同時呼和浩特及吉林電廠之新裝機組亦相繼投入運轉，截至二零零三年六月三十日止，本集團各發電廠首六個月之發電總量共達78.91億千瓦時，較二零零二年同期上升25%。利港電廠第三期兩台60萬千瓦機組增建計劃已獲國務院批准，興建工程各項準備工作已全面展開，預計於二零零六年建成。有關利港第四期的初步規劃工作經已進行。吉林電廠第二台10萬千瓦發電機組如期竣工，並已在六月投產。

### 基礎設施

在香港，**東區及西區海底隧道**交通流量均告下跌，這在第二季度非典高峰期時尤為明顯。二零零三年上半年，該兩條隧道每日平均交通流量分別為69,972架次及34,900架次，分別下跌5%及12%。自六月份起兩條隧道之交通流量已有逐步回升，但仍略低於去年同期。

CITIC Pacific's net profit was HK$419 million compared with HK$1,948 million achieved in the same period last year. The main reasons for the decline were the severe effect of the SARS virus on our aviation businesses and the sales of the bridges, tunnels and road projects in Shanghai, which reduced the profit contribution from civil infrastructure.

Due to the sale of Shanghai infrastructure projects, HK$6.2 billion cash was received. Therefore, we recommend maintaining interim dividend of HK$0.30.

Notable developments in our businesses during the first half of 2003 are described below:

## Infrastructure

### Power Generation

Electricity generated by the Group's power plants was 7,891 million kwh in the six months of 2003, an increase of 25% compared with the same period in 2002. Demand for electricity was buoyant, and the newly installed capacities in Hohhot and Jilin plants made their contribution. The third phase of Ligang Power Station was approved by the State Council. Construction preparatory work for this 1,200MW (2x600MW) additional plant is underway, and operations are expected to commence in 2006. Initial planning has begun for a fourth phase of the Ligang Power Station. The second 100MW unit of Jilin Power Station was completed on schedule and commercial operation began in June.

### Civil Infrastructure

In Hong Kong, traffic fell in both the **Eastern and Western Harbour Crossings** particularly in the second quarter when SARS was at its peak. Average daily traffic for the two tunnels was 69,972 and 34,900 vehicles respectively for the first half of 2003, down 5% and 12%. Since June, the traffic throughput for both tunnels has gradually recovered, but is still a little below a year ago.

## 信息業

**中信電訊1616**業務持續增長。長途電話之月處理量達三億五千萬分鐘，較二零零二年底增加約40%。雖盈利率有所受壓，但業務仍具吸引力。短訊等增值服務，自推出以來已錄得利潤。

**CPCNet**推出之虛擬私人網絡「TrueConnect」產品，提供話音與數據傳輸服務，不斷吸引新客戶。安裝工程在非典期間遇到困難，但現已快速恢復。

**澳門電訊**不斷改善服務，控制成本，在日趨激烈的市場競爭環境下，繼續表現良好。

中信泰富信息科技正在積極開發數項電子商務應用項目，應可在不久的將來為集團帶來效益。

## 航空

國泰航空及港龍航空之業務在三月份伊拉克戰事爆發後已有所減弱，但同月突發的非典給航空業帶來之負面影響則尤為嚴重，導致季度經營環境出現了前所未有之嚴峻局面。國泰航空與港龍航空及時停飛大部份航機、並削減了飛行班次、同時實行全體員工無薪假期計劃等措施以減少成本。

**國泰航空**首六個月錄得虧損港幣十二億四千一百萬元，相比去年同期溢利則為港幣十四億一千二百萬元。上半年乘客人數下跌32%至四百萬人次，乘客運載率及收益率分別減少14%及6%。值得欣慰的是貨運量增長了5%至四十萬六千噸。國泰航空現已有九成航班恢復正常運作，預計至九月底所有航班將全部恢復正常。

## Communications

**CITIC Telecom 1616** continued its growth and monthly wholesales IDD traffic reached 350 million minutes, some 40% higher than the end of 2002. Profit margins were under pressure but the business remains attractive. Other value added businesses, such as Short Message Service (SMS), have been profitable since launch.

**CPCNet's** 'TrueConnect' virtual private network for both voice and data transmission has continued to attract new customers. New installations were difficult in the SARS period, but their pace has now picked-up strongly.

**Macau Telecom** continued to perform well in a more competitive market by improving services and controlling costs.

CITIC Pacific Communications is in the process of developing a number of e-Commerce applications, which should bring positive results in the near future.

## Aviation

Business at Cathay Pacific and Dragonair weakened when the war in Iraq took place in March, but the effect of the outbreak of SARS in March was of an entirely different scale, resulting in the worse quarterly operating conditions ever experienced. Both companies immediately grounded a significant part of their fleet and reduced schedules, introduced unpaid leave programs for all the staff, and cut discretionary costs.

**Cathay Pacific** recorded a loss of HK$1,241 million for the first six months compared to a profit of HK$1,412 million a year ago. Passenger numbers in the first half fell 32% to 4 million; the load factor decreased by 14% and yield by 6%. Fortunately, the volume of cargo carried increased by 5% to 406,000 tonnes. Cathay Pacific now has 90% of its normal schedule in operation and a full flight schedule will resume by the end of September.

**港龍航空**之主要市場：香港、中國大陸及台灣三地均受到非典影響，旅客流量下跌，但近期已止跌回升，乘客人數呈上升趨勢。貨運方面，由於第三架貨機在二零零二年底投入使用，使貨物運載率上升了6.6%，噸量上升了50%。

**香港空運貨站**今年上半年之載貨量持續上升，較二零零二年同期增加5.3%至九十一萬九千二百一十二噸。

雖然非典型肺炎僅持續三個多月，卻使我們更加認識到控制單位成本對航空業前景之重要性。

## 銷售及分銷

香港消費市場受非典影響表現疲弱。在此環境下，大昌行之營業額仍能夠增長9%已屬理想。

**汽車：**今年三月政府財政預算案推出首次汽車登記累進稅方案(「登記稅」)，對香港汽車市場造成嚴重負面影響，非典更使汽車銷售情況惡化。香港整體汽車市場下跌27%。登記稅之增幅最終在立法過程中得以調低，因此下半年汽車市場可望比較活躍。中國大陸汽車市場仍然發展蓬勃使大昌行在國內之汽車銷售量得以保持，主要是由於對其貨車需求的增加。

**貿易：**在香港，消費品及糧油食品分銷業務均受到當地經濟蕭條及非典之負面影響。而大昌行中國業務繼續擴展，特別是對超級市場的分銷有所改善。慎昌方面，由於運營效率提高、再加之消毒劑及醫療產品需求增加，營利情況有所改善。

**Dragonair's** main markets of Hong Kong, Mainland China and Taiwan were SARS affected resulting in the decline of passenger numbers. Recently, this decline has stopped and passenger numbers are trending up. Cargo load factors increased 6.6% and cargo tonnage increased by 50% utilizing the additional cargo capacity of a third freighter introduced in late 2002.

**HACTL's** throughput grew by 5.3% to 919,212 tonnes for the first six months of the year compared with the same period in 2002.

SARS has come and gone in little more than three months, but it has left an increased realization that containing unit costs is vital for the future of the airlines.

## Marketing and Distribution

Considering the weak consumer market in Hong Kong that was severely affected by SARS, the division's 9% increase in turnover in the first six months of 2003 was a fine achievement.

**Motor:** The progressive Vehicles First Registration Tax (FRT) introduced in the March budget had an immediate negative effect on sentiment in the Hong Kong motor market, which SARS made worse. The total motor market fell 27%. The FRT increases were moderated in the legislative process giving the possibility of a more buoyant motor market in the second half. The Mainland China motor market remained robust enabling DCH to maintain its momentum, driven by increased demand for its commercial vehicles.

**Trading:** In Hong Kong, the sale of many consumer goods and wholesale food commodities was also negatively impacted by the economic downturn and SARS. Performance of DCH China improved due to the food distribution businesses – particularly to supermarkets. Sims' profit saw encouraging improvement due to improved efficiency and increase in demand for disinfectant and medical products.

過去六個月，大昌行及慎昌在削減運營成本方面均取得重大進展，這將可改善該兩間公司在提供產品及服務時之盈利能力。香港與中央政府達成的「更緊密經貿關係的安排」，應對集團貿易業務有長遠利益。

## 物業

在香港，愉景灣「海澄湖畔」二期已於七月初重新推出發售。第十三期地基工程經已完成，上蓋工程計劃於二零零四年動工興建。整體而言，香港住宅及寫字樓市場均供過於求，造成市場疲弱，這也反映在中信泰富所擁有之各項物業上，惟獨又一城購物中心仍保持出色表現，不但出租率高達100%，租金收入亦見穩定。在非典高峰期間，又一城一些租戶得到選擇性協助。物業發展繼續為中信泰富提供充裕現金流及合理收益率。

位於上海之老西門新苑住宅項目，第一期底層結構工作正在進行，計劃在二零零四年中開始預售。集團另外兩個上海投資物業—中信泰富廣場及華山公寓—出租率均超過九成。中信泰富對中國大陸物業發展之前景保持樂觀。

## 集團財務

截至六月三十日止，中信泰富之現金、存款及尚未提用之承諾信貸合共港幣七十億元。於七月初收取之港幣六十二億元現金，進一步增加了集團可動用之流動資金，使集團財務實力更加穩健雄厚。

Both DCH and Sims have made great strides in reducing the costs of delivering products in the last six months that will improve the profitability of the products and services they offer. The Closer Economic Partnership Arrangement between Hong Kong and the Central Government should have long-term benefits for our trading businesses.

## Property

In Hong Kong, sale of Siena Two in Discovery Bay was re-launched in early July. Foundation work for the next Phase 13 has been completed, and work on the superstructure is scheduled to begin in 2004. Generally, both the residential and the office markets in Hong Kong have an excess of supply leading to a weak market. This has been reflected in CITIC Pacific's properties, although the Festival Walk shopping complex has continued to do very well, with full occupancy and steady rental. During the peak of the SARS epidemic, selective assistance was given to tenants. The property portfolio continues to give CITIC Pacific a good cash flow and acceptable yield.

Substructure work of Phase I of the Westgate Garden residential development in Shanghai is in progress and pre-sale is targeted for mid 2004. Occupancy of our two Shanghai investment properties – CITIC Square and Royal Pavilion is over 90%. We remain optimistic about the prospects of the Mainland property market.

## Finance

At the end of June CITIC Pacific had HK$7 billion in cash, deposits and un-drawn committed facilities. Cash of HK$6.2 billion was received in early July, adding to the liquidity available and the considerable financial strength of the Company.

## 展望未來

今年上半年，雖然盈利下降，但集團財務狀況穩健，資金充足，使我們對未來充滿信心。我們將在以下四個方面積極參與投資建設：第一，電訊業及其增值業務；第二，中國的電力市場需求迫切，給予我們極大商機；第三，以上海為主以及其周邊地區的地產發展將會積極參與；第四，貿易業務將隨着在中國市場銷售量的增加及產品多元化而取得增長的機會。

在此，本人謹代表所有董事向中信泰富全體員工給予集團發展的理解、支持、全情投入及堅持不懈的努力而表示衷心感謝。

**榮智健**
*主席*
香港，二零零三年八月二十七日

## Looking to the Future

Even though profit decreased in the first six months, CITIC Pacific has sufficient financial resources and strength to face the future with confidence. We will actively invest in the following four areas: first, communications and its value added services; second, power – the need of the Mainland China power market provides us with great opportunities; third, property – we will actively participate in property development in Shanghai and its adjacent areas; and fourth, the trading business has the opportunity to grow by increasing sales in China and offering an increased variety of products.

On behalf of all the directors, I would like to express my sincere appreciation to all the staff at CITIC Pacific for their understanding, support, commitment and continued hard work.

**Larry Yung Chi Kin**
*Chairman*
Hong Kong, 27 August 2003

# 管理層討論及分析
# Management's Discussion and Analysis

## 綜合財政業績
**截至二零零三年六月三十日止六個月**

### 緒言
中信泰富之二零零三年中期報告，包括主席致股東報告、中期賬目及按會計準則、法例及香港聯合交易所規定之其他資料。編製本管理層討論及分析，旨在透過討論各項業務之溢利貢獻及本公司之整體財政狀況，協助讀者瞭解所提供之法定資料。

本中期報告第28頁至第31頁載有綜合損益賬、資產負債表、現金流量表及權益變動表。緊隨該等財務報表之後為進一步闡釋報表所載若干數據之附註，載於中期報告第32頁至第38頁。

中信泰富核數師羅兵咸永道會計師事務所向股東發出之報告，列載其對中信泰富中期財務賬目之獨立分析載於第39頁至第40頁。

### 會計基準
中信泰富乃根據香港會計師公會頒佈而普遍被採用之香港會計準則編製財務報表。香港會計準則大致上依循國際會計準則。本集團在編製其二零零三年度中期賬目時，採納在本財政年度生效之香港會計準則第十二號（經修訂）「利得稅」。香港會計準則第十二號（經修訂）規定，假如延遲稅項支付期，則有關稅項應按現行稅率計算，而非設立遞延稅項賬時生效之稅率。因此，截至二零零二年六月三十日止之溢利、以及在二零零二年十二月三十一日之資本儲備及保留溢利，分別減少港幣二千五百萬元、港幣四千九百萬元，以及港幣一億七百萬元。至於二零零一年度及以前之數字，並無因本集團採納香港會計準則第十二號（經修訂）而作出相應調整，以茲比較。

## Of the Consolidated Financial Results
**for the six months ended 30 June 2003**

### Introduction
CITIC Pacific's 2003 Interim Report includes a letter from the Chairman to shareholders, the interim accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Management's Discussion and Analysis is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 28 to 31 of the Interim Report contains the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements on pages 32 to 38 of the Interim Report, are Notes that further explain certain figures presented in the statements.

The report of CITIC Pacific's auditor – PricewaterhouseCoopers – of their independent review of CITIC Pacific's interim financial accounts is on page 39 to 40.

### Basis of Accounting
CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards published by the Hong Kong Society of Accountants. Hong Kong accounting standards broadly follow International Accounting Standards. In preparing its 2003 interim accounts, the Group has adopted SSAP No.12 (Revised) 'Income Taxes' which becomes effective for the current accounting year. SSAP No.12 (Revised) requires that taxation whose payment is deferred into the future should be calculated at the current tax rate rather than the rate when the deferred tax account was set up. As a result, the profit for the six months ended 30 June 2002, capital reserve and retained profit as at 31 December 2002 are reduced by HK$25 million, HK$49 million and HK$107 million respectively. For comparative purposes, the figures for years 2001 and before have not been adjusted for effects on the adoption of SSAP No.12 (Revised).

## 股東應佔溢利

截至二零零三年六個月止之股東應佔溢利為港幣四億一千九百萬元，較二零零二年之港幣十九億四千八百萬元減少78%。溢利減少之原因詳見下文。

## Profit Attributable to Shareholders

The net profit attributable to shareholders for the six months ended 2003 was HK$419 million, a decrease of 78% compared with HK$1,948 million achieved in 2002. The reasons for the decrease in profit are described below.



股東應佔溢利
Profit Attributable to Shareholders
港幣百萬元 HK$ million
2,628
2,735
3,291
2,110
3,875
六個月業績 Six month results
1,948
419
98
99
00
01
02
6/02
6/03

## 業務分類

中期賬目第34頁至第36頁之附註2，載有按業務分類之營業額、以及來自綜合業務及聯營公司之稅前溢利資料。

各主要營業單位在二零零三年首六個月之稅後溢利，與二零零二年同期比較如下：

## Business Segments

Note 2 on page 34 to 36 of the interim accounts contains business segment information for turnover and pre-tax profit from both consolidated activities and associated companies.

The after tax profit of major business units in the first six months of 2003, compared with the same period of 2002, were:

| 稅後溢利貢獻<br>*港幣百萬元* | After Tax Profit Contribution<br>*HK$ million* | 1 – 6/2003 | 1 – 6/2002 | Change |
|---|---|---|---|---|
| 發電 | Power Generation | 149 | 119 | 30 |
| 基礎設施 | Civil Infrastructure | 443 | 640 | (197) |
| 信息業 | Communications | 112 | 351 | (239) |
| 航空 | Aviation | (382) | 453 | (835) |
| 銷售及分銷 | Marketing & Distribution | 129 | 123 | 6 |
| 物業 | Property | 239 | 462 | (223) |
| 工業製造 | Industrial Manufacturing | 80 | 61 | 19 |

營業單位並無分攤集團在利息、營運以及商譽方面之開支。

與二零零二年首六個月之溢利比較：

- 發電：電力需求增加及內蒙古之新電廠於二零零三年全面投產。
- 基礎設施：出售了橋隧及公路項目予上海市政府，使收入減少。而東區海底隧道的遞延稅項所作撥備增加，以及受非典型肺炎(「非典」)影響，令交通流量下跌，以西區海底隧道尤為明顯。
- 信息業：中信電訊1616業務有所增長，但邊際利潤則減少。CPCNet之業務受非典及投資新產品影響。澳門電訊之盈利穩定，而中信國安之業績則有所增長。
- 航空：國泰航空及港龍航空於年初業務理想，但在第二季度受非典活躍影響，載客量大幅下降，導致虧損。香港空運貨站貨運量於二零零三年上半年保持高企。

No allocations of central interest, overhead and goodwill expenses are made to business units.

Compared with the contribution for six months ended 2002:

- Power Generation: demand for electricity increased and the new plant in Inner Mongolia was in full commercial production in 2003.
- Civil Infrastructure: the sale of bridges, tunnels and a road to the Shanghai Municipal Government reduced income, the provision for deferred tax at the Eastern Harbour Tunnel was increased and the effect of SARS reduced traffic, particularly at the Western Harbour Tunnel.
- Communications: CITIC Telecom 1616's business volume increased but at reduced margins. CPCNet's performance was affected by SARS and investment in new products. Operating results at CTM were stable and those of CITIC Guoan improved.
- Aviation: a dramatic reduction in passenger traffic at both Cathay Pacific and Dragonair while SARS was active caused losses in the second quarter after a good start to the year. HACTL's cargo volumes continued at a high level throughout the first half of 2003.

- 銷售及分銷：香港客車業務下跌，主要由於受非典影響及建議之稅項增加；化妝品之銷售亦受非典影響，但商業汽車銷售、國內食品業務及日本大昌行之業務均有所改善。
- 物業：二零零二年出售愉景灣海澄湖畔一段以及九龍港景峰，比對來說，二零零三年之銷售並不顯著。租金收入方面，香港寫字樓及貨倉下降，但又一城購物中心則具彈力。上海的兩個物業租金收入有所增長。
- 工業製造：特鋼銷售隨著新生產設備的使用而上升。

- Marketing & Distribution: the passenger car business in Hong Kong declined due to SARS and proposed tax increases; SARS also affected the sales of cosmetics, but commerical vehicle sales, the Mainland food business and DCH Japan all improved.
- Property: sales were insignificant in 2003 compared with 2002 when both Siena One at Discovery Bay and The Victoria Tower in Kowloon made contributions. Leasing revenue in Hong Kong decreased in some office and warehouse properties but was resilient at the Festival Walk shopping centre. Rental income rose in our two Shanghai properties.
- Industrial Manufacturing: sales of specialty steel increased as new capacity came available.

溢利貢獻
Contribution

*港幣百萬元 HK$ million*

截至六月三十日止六個月
Six months ended 30 June



800
600
400
200
0
-200
-400
發電 Power Generation
基礎設施 Civil Infrastructure
信息業 Communications
航空 Aviation
銷售及分銷 Marketing & Distribution
物業 Property
工業製造 Industrial Manufacturing


2002 2003

地區分佈
Geographical Distribution

截至二零零三年六月三十日止六個月
Six months ended 30 June 2003



1%
23%
76%


*溢利貢獻 %*
*Contribution %*

二零零三年六月三十日結算
As at 30 June 2003



1%
32%
67%


*賬面資產值 %*
*Assets at Book Value %*

香港特別行政區 Hong Kong SAR　中國 Mainland China　日本 Japan

## 利息支出

本集團之利息支出由港幣二億七千五百萬元下降至港幣二億一千五百萬元，是由於在二零零三年首六個月之借貸較二零零二年同期為低。

## Interest Expense

The Group's interest expense decreased from HK$275 million to HK$215 million because borrowings in the first six months of 2003 was lower than the same period in 2002.

## 攤銷及重估

會計準則規定須作出兩項與集團業務之現金流量無關之重大調整。商譽（就收購業務所付款項超出其實質及可辨認資產之價值）必須於其不超過二十年之可使用年期內在損益賬攤銷。於二零零三年上半年，港幣九千九百萬元之商譽已於損益賬內攤銷，較二零零二年上半年增加港幣二百萬元。

在若干情況下，會計準則亦規定上市投資類別須重估其於每段會計期間結算日之市值。與二零零二年上半年未變現溢利港幣四千六百萬元比較，二零零三年上半年之重估影響極為輕微，今年較去年同期下跌港幣四千六百萬元。

## Amortization and Revaluation

Accounting standards require two major adjustments that are unrelated to the cashflow of our business. Goodwill – the amount paid for buying a business that exceeds the value of its physical and identifiable assets – must be amortised to the profit and loss account over its useful life not exceeding 20 years. In the first half of 2003, HK$99 million of goodwill was amortised to the profit and loss account, a HK$2 million increased compared to the first half of 2002.

In certain defined circumstances, accounting standards require listed investments to be revalued to market value at the end of each accounting period. This revaluation was minimal in the first half of 2003 compared with an unrealised gain of HK$46 million in the first half of 2002, resulting in a decline of HK$46 million between the two periods.

## 稅項

稅項由二零零二年港幣一億八千六百萬元增加至二零零三年港幣二億一千九百萬元，主要原因為海外稅項增加，加上香港稅率由二零零二年之16%調整至二零零三年之17.5%，導致遞延稅項上升。

## Taxation

Taxation increased from HK$186 million in 2002 to HK$219 million in 2003 mainly due to increase in overseas taxation and increase in deferred taxation as a result of change of Hong Kong tax rate from 16% in 2002 to 17.5% in 2003.

## 股東回報

中信泰富之主要目標乃增加股東價值，並以每股盈利作為指引。本公司期望其業務於營運期間所提供之投資回報能為股東帶來足夠之股本報酬。

## Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

## 每股盈利

截至二零零三年六個月止之每股盈利為港幣0.19元，較二零零二年同期之港幣0.89元減少78%。該兩年度之已發行股份數目大致相同，故每股盈利減少實為溢利減少所致。

## Earnings per Share

Earnings per share were HK$0.19 for the six months ended 2003, a decrease of 78% compared with HK$0.89 for the same period in 2002. The number of shares outstanding in the two years was substantially the same so all the decrease in earnings per share was attributable to the decrease in profit.



每股盈利
Earnings per Share
港幣元 HK$
1.24
1.29
1.49
0.96
1.77
0.89
0.19
98
99
00
01
02
6/02
6/03
六個月業績 Six month results




股東權益
Shareholders' Equity
港幣拾億元 HK$ billion
42.7
38.9
43.8
44.0
45.0
41.6
0.7
0.7
2.5
2.5
2.5
2.5
42.0
38.2
41.3
41.5
42.5
39.1
98
99
00
01
02
6/03
股東資金 Shareholders' Funds
儲備撇銷之沒有減值商譽
Unimpaired Goodwill written off to Reserves


## 股東權益

股東權益為股東資金加上按會計所需在儲備撇銷之沒有減值商譽港幣二十五億元之總和，在二零零三年六月三十日為港幣四百一十六億元。本年度之股東資金變動載於本中期報告第31頁之權益變動表。從權益變動表所見，向股東發放特別股息為股東權益下跌之原因。

## Shareholders' Equity

Shareholders' equity defined as shareholders' funds, plus HK$2.5 billion of unimpaired goodwill written off to reserves for accounting purposes, was HK$41.6 billion as at 30 June 2003. The movement in shareholders' funds during the year is set out in the Statement of Changes in Equity on page 31 of the Interim Report from which it can be seen that the decline in shareholders' equity was due to the payment of a special dividend to shareholders.

## 每股股東權益

二零零三年六月三十日之每股股東權益為港幣19.0元，比較二零零二年十二月三十一日則為港幣20.6元，原因為股東權益下降。

## Shareholders' Equity per Share

Shareholders' equity per share at 30 June 2003 was HK$19.0 as compared to HK$20.6 at 31 December 2002 due to decrease in shareholders' equity.



每股股東權益
Shareholders' Equity per Share
港幣元 HK$
20.1
18.3
19.9
20.1
20.6
19.0
98
99
00
01
02
6/03




每股股息
Dividend per Share
港幣元 HK$
0.70
2.75
0.85
0.80
2.00
0.30
0.50
0.55
2.00
0.65
0.60
0.70
1.00
0.20
0.20
0.20
0.20
0.30
98
99
00
01
02
6/03
中期股息 Interim Dividend
末期股息 Final Dividend
特別股息 Special Dividend


## 每股股息

集團於二零零三年八月二十七日宣派與去年同期相同之二零零三年中期股息每股港幣0.30元，佔二零零三年首六個月溢利之158%及佔所收取來自經常性現金流量之43%。

## Dividend per Share

An unchanged interim 2003 dividend of HK$0.30 per share was declared on 27 August 2003 representing 158% of the profit for the first six months of 2003 and 43% of the regular cashflow received.

## 營業額

貨品銷售及服務佔營業額之最大部份，並包括其他項目如出售資產等。本集團只呈報來自綜合業務之營業額。綜合業務為稅前溢利提供港幣十億二千五百萬元之貢獻。

在二零零三年上半年，銷售及分銷之營業額較二零零二年同期增加9%。汽車貿易之營業額上升13%，但大陸市場錄得之47%增長，卻因香港錄得24%之跌幅而被抵銷，原因為香港不但稅率增加，更受非典型肺炎影響。其他貿易及分銷之營業額輕微上升5%。工業製造之營業額則受惠於特鋼工業銷量增加20%。至於信息業之營業額則主要因中信電訊1616 業務增長，增加31%。

二零零二年之其他營業額包括以港幣十六億元之代價出售中國奔騰一號骨幹網的80%權益。至於二零零三年之其他營業額，則包括以港幣六十二億元之代價出售位於上海之橋隧及公路。

## Turnover

The largest component of Turnover is the sale of goods and services, but other items such as sales of assets are included. Only the turnover from businesses included as Consolidated Activities is reported – they contributed HK$1,025 million to the net profit before taxation.

Marketing & Distribution turnover increased 9% in first half of the year 2003 compared with the same period of 2002. Motor trading turnover increased 13%, a 47% growth in the Mainland Market being offset by a 24% decline in Hong Kong due to an increased tax rate and the effect of SARS. Other trading and distribution turnover increased slightly by 5%. Industrial Manufacturing turnover increased 20% due to sales of specialty steel, while communications turnover increased 31% mainly due to the growth of business of CITIC Telecom 1616.

Other turnover in 2002 included the sale of the 80% interest in China Express No. 1 Backbone Network at a consideration of HK$1.6 billion while in 2003 includes HK$6.2 billion for the sales of bridges, tunnels and a road in Shanghai.



營業額
Turnover
港幣拾億元 HK$ billion
30
25
20
15
10
5
0
98
99
00
01
02
六個月業績 Six month results
6/02
6/03
發電 Power Generation
基礎設施 Civil Infrastructure
信息業 Communications
銷售及分銷 Marketing & Distribution
物業 Property
工業製造及其他 Industrial Manufacturing & Others
出售業務 Sale of Businesses

## 資本開支

工業製造業務在二零零二年及二零零三年之資本開支，涉及興建一座全新加工廠房。至於銷售及分銷業務在二零零三年之資本開支，則用於為汽車租賃業務添置車輛。信息業務亦添置新器材，以配合訊息處理流量之增長。在二零零二年，集團購入兩個上海物業，代價為港幣二十七億元。

「其他」包括一個醫藥投資項目。在二零零二年，則購入中信資本市場控股有限公司的50%權益，代價港幣五億一千萬元。

在二零零三年六月三十日，本集團已簽約資本承擔為港幣五億六千七百萬元。

## Capital Expenditure

Capital expenditure in the Industrial Manufacturing business in 2002 and 2003 was to construct a new processing plant, Marketing and Distribution purchased additional vehicles for its motor leasing activities in 2003, Communications installed equipment to match the growth in its traffic volume. In 2002, two properties were purchased in Shanghai for HK$2.7 billion.

Included in 'Other' is investment in a pharmaceutical project. In 2002, a 50% interest in CITIC Capital Market Holdings Limited was purchased for HK$510 million.

As at 30 June 2003, the Group's contracted capital commitments were HK$567 million.

| 資本開支<br>*港幣百萬元* | Capital Expenditure<br>*HK$ million* | 1 – 6/2003 | 1 – 12/2002 |
|---|---|---|---|
| 工業製造 | Industrial Manufacturing | 192 | 280 |
| 其他 | Other | 104 | 704 |
| 銷售及分銷 | Marketing & Distribution | 100 | 272 |
| 信息業 | Communications | 72 | 216 |
| 物業 | Property | 55 | 2,893 |
| 發電 | Power Generation | 39 | 120 |
| 基礎設施 | Civil Infrastructure | 1 | 156 |

## 集團之流動資金及資本來源

### 一般政策

中信泰富之融資策略為融資形式須根據有關業務之現金流量情況，在可能情況下安排有限或無追索權之項目融資。本集團之融資及現金管理運作均集中在總公司層次進行，藉以提升集團財務資源之運用，以及加強風險管理。

中信泰富致力透過銀行及資本市場分散集資途徑。本公司與全球之主要金融機構維持借貸關係，而其債券廣為分佈於亞洲、歐洲及北美洲之投資者持有。

中信泰富透過借貸或利用外滙合約安排，以有關資產或現金收益之幣種為非港元資產進行融資，務求將貨幣風險降至最低。由於中國之金融市場有所局限、加上監管限制（特別是人民幣尚未能自由兌換，對投資大陸市場構成限制），上述目標未能時常達致。由於國內一般規定外國投資最少25%為註冊資本，且必須以外幣投入，因此中信泰富之人民幣淨資產將續漸增加。因集團之業務重點愈來愈偏重於中國大陸，而在當地經營業務將帶來人民幣現金收益，故國內人民幣債務、股票及外匯市場之持續發展，對中信泰富非常重要。現時，集團已可進行大額人民幣融資安排無抵押借款或項目融資。

本公司只利用衍生工具對沖風險，絕對嚴禁進行投機買賣。交易對方之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級達A級或以上之金融機構交易。

## Group Liquidity and Capital Resources

### General Policies

CITIC Pacific aims to finance its businesses with liabilities appropriate to their cash flows, employing limited or non-recourse project finance when it is available. The financing and cash management activities of the Group are centralized to enhance the utilization of Group financial resources and risk management.

CITIC Pacific diversifies its funding sources through utilization of both the banking and capital markets. The Company maintains borrowing relationships with major financial institutions based all over the world and its bonds are widely held by investors in Asia, Europe and North America.

CITIC Pacific minimizes currency risks by endeavoring to finance non Hong Kong dollar assets in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving the policy objective is not always possible due to limitation in financial markets, regulatory constraints, particularly on investment into the Mainland as RMB is not yet a free convertible currency. Because of the regulations generally requiring no less than 25% of the foreign investment in Mainland China to be provided in foreign currency in the form of Registered Capital, CITIC Pacific has an increasing exposure to the Renminbi. The continued development in RMB debt, equity and foreign exchange markets is very important to CITIC Pacific as the focus of businesses is increasingly towards Mainland China where the businesses will generate RMB cash flow. It is now possible to arrange substantial RMB debt on unsecured basis or in project finance structures.

The Company only uses derivative transactions for hedging purposes, and speculative activities are strictly prohibited. Counterparties' credit risk are carefully reviewed and, in general, the Company only deals with financial institutions whose credit rating is single A or better.

## 來自業務之現金流量

由於本集團之大部份債項由控股公司安排，故各項業務為本公司帶來的現金流量，乃衡量本公司償還債項能力之重要指標。

在二零零三年上半年，本集團所有業務為本公司提供之現金貢獻約為港幣十三億七千萬元，基本建設提供約港幣七億六千萬元，物業提供約港幣五億三千萬元，而銷售及分銷則提供約港幣六千萬元。二零零三年上半年來自業務之現金流量總額較二零零二年同期減少，主要原因為出售位於上海之橋樑及隧道，加上物業銷售收益下跌。集團已在六月三十日後收取出售橋樑及隧道之款項。來自銷售及分銷之現金流量亦告下跌，原因為香港消費市場表現疲弱，資本開支亦有所增加。

## Cash Flow from Operations

Since, by design, most of the Group's debt is raised by the holding company, the amount of cash flow from each business to the Company is an important measure as to the Company's ability to service debts.

In the first half of 2003, cash contributions to the Company from all businesses in the Group was approximately HK$1.37 billion of which the infrastructure businesses contributed approximately HK$760 million; the property sector contributed approximately HK$530 million while Marketing & Distribution contributed approximately HK$60 million. Total cashflow from businesses for the first half of 2003 was lower compared with the same period in 2002 mainly due to the sale of bridges and tunnels in Shanghai and lower property sales proceeds. The proceeds of the sale of the bridges and tunnels was received after 30 June. The cash flow from Marketing & Distribution operations also reduced as a result of the weak consumer market in Hong Kong and the increase in capital expenditure.


業務之現金流量
Cash Flow from Operations
港幣拾億元 HK$ billion
20
15
10
5
0
98
99
00
01
02
六個月業績 Six month results
6/02
6/03
基本建設 Infrastructure
工業製造及其他 Industrial Manufacturing & Others
銷售及分銷 Marketing & Distribution
出售業務 Sale of Businesses
物業 Property


每股現金流量
Cash Flow per Share
港幣元 HK$
3.2
8.8
7.1
1.7
0.7
2.7
2.0
2.4
1.1
4.6
3.5
六個月業績 Six month results
1.1
3.0
1.9
0.7
98
99
00
01
02
6/02
6/03
經常性收入之每股現金流量
From Regular Cash Flow per Share
出售業務之每股現金流量
From Cash Flow per Share from the Sale of Businesses

## 集團債項及流動資金

於二零零三年六月三十日，本集團之借貸總額為港幣一百一十八億元(二零零二年十二月三十一日：港幣九十三億元)，而現金及銀行存款則為港幣十六億元，負債淨額為港幣一百零二億元(二零零二年十二月三十一日：港幣六十七億元)。槓桿比率根據負債淨額佔資本總額以及負債淨額佔股東權益計算，分別為20%及24%(二零零二年十二月三十一日：13%及15%)。

於二零零三年六月三十日，本集團尚未提用之信貸額合共為港幣八十二億元，其中約港幣五十四億元為獲承諾之長期貸款，港幣十七億元為貨幣市場信貸額，其餘則為貿易信貸額。相應中央政府之新政策，本公司出售位於上海之公路、橋樑及隧道項目，並在七月初獲上海政府支付港幣六十二億元，使流動資金水平自半年度結束後進一步提升。在收取上述出售款項後，集團已償還港幣三十二億元之負債。

尚未提用之信貸額加上手頭現金與存款，再配合現有業務提供之強勁經常性現金流量，使本集團擁有極充裕之財務資源，足以應付日後業務發展所需。

## Group Debt and Liquidity

As of 30 June 2003, the Group's total outstanding debt was HK$11.8 billion (31 December 2002: HK$9.3 billion), cash and deposit with banks were HK$1.6 billion giving a net debt of HK$10.2 billion compared to HK$6.7 billion at 31 December 2002. Leverage, measured by the net debt to total capital and net debt to shareholders' equity, was 20% and 24% respectively (31 December 2002: 13% and 15%).

As of 30 June 2003, the Group's undrawn available facilities totalled HK$8.2 billion of which approximately HK$5.4 billion were committed long term loans, HK$1.7 billion money market lines and the balance trade facilities. The Group's liquidity position has improved since the half year end after receiving HK$6.2 billion in early July from the Shanghai government from the sale of Shanghai road, bridges and tunnels projects pursuant to the new government policy. Following the receipt of the sale proceeds, outstanding debt of HK$3.2 billion was repaid.

The Group's available facilities, combined with cash and deposit on hand and the Group's strong recurrent cash flow generated from operations, provide ample financial resources and flexibility to the Group to implement its business plans.

## 負債總額

負債總額因償還銀行借貸而減少。於二零零三年六月三十日，兩年內到期之借貸佔負債總額21%，而本集團於該日之銀行存款為港幣十六億元，超過於二零零三年到期償還之貸款。

## Total Debt

Total debt decreased due to the repayment of bank borrowings. The debt at 30 June 2003 that will mature in 2 years' time amounted to 21% of the total debt and at that date the Group had deposits with banks of HK$1.6 billion exceeding the loans due for repayment in 2003.


負債總額
Total Debt
港幣拾億元 HK$ billion
25
20
15
10
5
0
98
99
00
01
02
六個月業績 Six month results
6/02
6/03
一年內 In the first year
兩年內 In the second year
三至五年內（包括首尾兩年）
In the third to fifth year inclusive
五年後 After fifth year

本集團之財務政策是維持高透明度之財務管理及嚴格之財務監控。除受條例限制（以在中國大陸進行人民幣借貸為例）、項目融資及基於營運考慮外，所有借貸均集中由本公司安排，然後向各項業務提供資金。截至二零零三年六月三十日，本公司之借貸結構及負債到期年份如下：

The Group policy is to maintain a high degree of financial transparency and control. Save for regulatory constraints (for RMB borrowings in the mainland for example), project finance and operational considerations, all the borrowings are centralized at the Company level which then provides funds to businesses. As of 30 June 2003, the Company's borrowing structure and outstanding debt maturity is summarized as follows:

## 未償還負債之到期年份

## Maturity of Outstanding Debt

| *以港幣百萬元計算* *in HK$ million* | 2003 | 2004 | 2005 | 2006 | 2007 | 二零零八年及以後 2008 and Beyond | 合計 Total | 百分率 Percentage |
|---|---|---|---|---|---|---|---|---|
| 母公司[1] Parent Company[1] | 14 | 1,377 | 369 | 2,857 | 2,027 | 3,510 | 10,154 | 86% |
| 附屬公司 Subsidiaries | 339 | 484 | 548 | 139 | 119 | 60 | 1,689 | 14% |
| 未償還負債總額 Total Outstanding Debt | 353 | 1,861 | 917 | 2,996 | 2,146 | 3,570 | 11,843 | 100% |

*1. 包括一間專為特定目的而成立之全資附屬公司所發行總值四億五千萬美元之全球債券。*

*1. Including a US$450 million global bond which was issued by a wholly owned special purposes vehicle.*

## 融資來源

## Source of Debt Financing

| | | 港幣百萬元 HK$ million | 百分率 Percentage |
|---|---|---|---|
| 銀行貸款 | Bank Loans | 7,553 | 64% |
| 全球債券 | Global Bonds | 3,510 | 30% |
| 私人配售 | Private Placement | 780 | 6% |
| | | **11,843** | **100%** |

## 衍生工具

中信泰富以不同形式之金融工具（包括衍生工具）調控利率及滙率風險。

本公司利用利率掉期、遠期利率協議及利率期權合約對沖風險或更改其借貸之利率特點。中信泰富訂立貨幣掉期合約，藉以更改借貸貨幣，管理外滙風險。本公司亦會使用外滙遠期/期權合約對沖外滙風險。該等衍生合約均為對沖特定之資產或負債。

截至二零零三年六月三十日，本公司共有約港幣三十億元之利率掉期協議。根據該等協議，中信泰富須與交易對方互換固定或浮動利率，但不涉及本金之交換。如本公司認為情況合適，亦會採用其他金融產品如遠期利率協議等，務求穩定整體借貸成本。

於二零零三年六月三十日，在利率掉期後本集團之借貸總額中，浮動利率借貸約佔64%，其餘36%則以固定利率計息，年期超過一年。二零零三年上半年之平均借貸成本（包括對沖成本）為4.6%；去年同期則為4.4%。

於二零零三年六月三十日，本集團借貸及銀行存款之幣種如下：

## Derivative Products

CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. CITIC Pacific enters into cross currency swap contracts to change the denomination of its borrowings as part of its management to limit foreign currency exposures. Foreign exchange forward/option contracts are also used to hedge foreign currency exposure. These derivative contracts are linked to specific assets or liabilities.

As of 30 June 2003, the Company had interest rate swap agreements outstanding with a notional amount of approximately HK$3 billion. Under these agreements, CITIC Pacific is to exchange either fixed or floating rate interest with its counterparties, without the exchange of the underlying notional amounts. Other financial products such as forward rate agreement are employed when deemed appropriate to stabilize the overall cost of borrowings over time.

As at 30 June 2003, approximately 64% of the Group's total borrowings after swaps bore interest at floating rates and the remaining 36% were at fixed rates for a period over one year. The average all-in cost of debt including hedging costs in the first half of 2003 was 4.6% compared with 4.4% a year before.

The denomination of the Group's borrowings and deposits with banks at 30 June 2003 were:

| 幣種<br>*港幣百萬元等值* | Denomination<br>*HK$ million Equivalent* | 港元<br>HK$ | 美元<br>US$ | 人民幣<br>Renminbi | 日圓<br>Yen | 其他<br>Other | 總計<br>**Total** |
|---|---|---|---|---|---|---|---|
| 未償還負債 | Debt Outstanding | 5,999 | 4,465 | 703 | 559 | 117 | **11,843** |
| 存款 | Deposits | 225 | 224 | 926 | 262 | 13 | **1,650** |
| 借貸淨額 | Net Borrowings | 5,774 | 4,241 | (223) | 297 | 104 | **10,193** |
| 掉期後之借貸淨額 | Net Borrowings after Swap | 6,944 | 3,071 | (223) | 297 | 104 | **10,193** |
| 百份率 | Percentage | 68% | 30% | (2%) | 3% | 1% | **100%** |

## 財務擔保及抵押資產

於二零零三年六月三十日，未反映在中信泰富綜合負債之擔保合共約港幣九億元，主要包括中信泰富按其控股比例為吉林發電廠之銀行融資所提供之個別擔保，以及就金額港幣七億四千萬元用於發展中信大廈之銀團貸款向聯營公司Treasure Trove Limited提供62%之個別擔保。該銀團貸款已在二零零三年六月三十日後全部償還。

中信泰富並未為其他聯營公司之借貸或債務提供擔保。又一城及愉景灣項目全部由股東出資，並無向外借貸；其他聯營公司及合作公司如國泰航空、港龍航空、西區海底隧道及國內電廠均有為本身業務融資，惟該等融資對股東並無任何追索權。

在二零零三年六月三十日，為數港幣二億六千九百萬元之資產用作附屬公司銀行信貸之抵押，主要涉及大昌行之海外貿易業務。

## 或然負債

在二零零三年六月三十日，本集團之或然負債與去年底比較並無重大轉變。

## Financial Guarantees and Pledged Assets

The aggregate outstanding amount of guarantees issued by CITIC Pacific which were not included in consolidated borrowings was approximately HK$900 million as of 30 June 2003. These are principally a several guarantee to support CITIC Pacific's share of Jilin Power Station's banking facilities and a several guarantee to an associated company, Treasure Trove Limited, for a HK$740 million syndicated loan facility to finance the CITIC Tower of which CITIC Pacific's share is 62%. Subsequent to 30 June 2003, this facility was fully repaid.

The Group has not provided any other guarantees for associated companies' borrowing facilities or obligations. Festival Walk and Discovery Bay are financed by their shareholders and do not have external borrowings; other associated companies and co-operative joint ventures such as Cathay Pacific, Dragonair, Western Harbour tunnel and power stations raise debt to finance their operational activities without recourse to their shareholders.

As at 30 June 2003, assets of HK$269 million were pledged to secure banking facilities utilized by subsidiaries – mainly related to Dah Chong Hong's overseas trading business.

## Contingent Liabilities

As at 30 June 2003, the Group's contingent liabilities had not changed significantly from the last year end.

## 槓桿比率

截至二零零三年六月三十日，負債淨額佔資本總額20%，而二零零二年底則為13%。

## Leverage

Net debt divided by total capital was 20% at 30 June 2003 compared with 13% at the end of 2002.


槓桿比率
Leverage
港幣拾億元 HK$ billion
80
70
60
50
40
30
20
10
0
33%
21%
19%
19%
13%
20%
98
99
00
01
02
6/03
資本總額 Total Capital
負債淨額佔資本總額% Net Debt/Total Capital %
負債淨額 Net Debt

## 利息倍數

截至二零零三年六月三十日止六個月，不包括利息支出、稅項、折舊及攤銷之溢利淨額除以利息支出為6.3，而二零零二年則為11.7，原因為上半年縱使溢利下跌78%，但利息支出總額只減少22%。

## Interest Cover

EBITDA divided by interest expense for the six months ended 30 June 2003 was 6.3 compared to 11.7 in 2002, due to the 78% decrease in profit but only a 22% decrease in total interest expense in the first half year.

利息倍數
Interest Cover

*港幣拾億元 HK$ billion*



6
5
4
3
2
1
0
98
99
00
01
02
6/03
4x
4x
5x
6x
12x
6x
不包括利息支出、稅項、折舊及攤銷之溢利淨額 EBITDA
不包括利息支出、稅項、折舊及攤銷之溢利淨額佔利息支出 (x = 倍)
EBITDA/Interest Expense (x = times)
利息支出 Interest Expense

## 信貸評級

穆迪投資及標準普爾給予本公司之長期信貸投資評級分別為Baa3及BBB-。兩項評級均顯示本公司之信貸前景穩定，反映中信泰富之財務狀況健全，包括負債比率低、業務多元化及現金流量強勁等有利條件。

## 前瞻聲明

本中期報告載有若干涉及本集團財政狀況、業績及業務之前瞻聲明。此等前瞻聲明乃本公司對未來事件之預期或信念，且涉及已知及未知風險與不明朗因素，足以令實際業績、表現或事態發展與有關聲明所表達或暗示之情況存在重大差異。

前瞻聲明涉及固有風險及不明朗因素。敬請注意：多項因素均可令實際業績有別於任何前瞻聲明所預測或暗示之業績；在若干情況下，更可能存在重大差異。

## Credit Ratings

The Company has been assigned investment grade long term credit ratings of Baa3 by Moody's Investor Service and BBB- by Standard & Poor's. For both ratings the credit outlook is stable, reflecting CITIC Pacific's strong financial profile including low leverage, diversified business and strong cashflow.

## Forward Looking Statements

This Interim Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

# 人力資源
# Human Resources

截至二零零三年六月底，本集團於香港之總辦事處及全球各地之主要附屬公司之僱員人數輕微減少至11,629人。香港員工人數為4,158人，海外地區員工共為7,471人。截至二零零三年六月三十日止六個月之僱員成本總額為港幣六億四千九百萬元。

由於非典型肺炎危機導致長期經濟困局進一步惡化，本集團之管理層與員工已重新籌劃、並製訂提升效率之新措施，力求達致更佳之工作水平。集團理解員工各有不同之事業及個人目標，因此將香港員工退休年齡改為55歲，並得到員工積極回應。新政策已在二零零三年八月一日生效。與此同時，集團將僱員退休福利歸納於強制性公積金計劃內管理，並已停止向ORSO退休計劃供款。預期上述改變可讓集團在人力資源籌劃方面更具彈性；長遠而言，更有助減省成本。

在非典型肺炎爆發期間，縱使員工面對面接觸相應減少，但集團仍維持有限度之基本產品及技能培訓。所有正常培訓及發展活動已在七月份重新展開。

一如過往年報所述，本集團一直致力推行平等僱傭政策，而其整體之人力資源管理政策，亦大致與市場相若。

As at the end of June 2003, the headcount of the Group in its headquarters in Hong Kong and its principal subsidiary companies worldwide reduced slightly to 11,629. There are 4,158 employees in Hong Kong and 7,471 in the rest of the Group. The total staff cost for the six months ended 30 June 2003 was HK$649 million.

Due to the prolonged economic difficulties that were exacerbated by the SARS crisis, management and staff of the Group renewed their efforts to plan and achieve new initiatives in efficiency enhancement and strive to attain higher levels of performance. Recognizing that employees have diverse career and personal goals, the Group received a favourable response from staff to change its retirement age to 55 in Hong Kong. The new policy became effective on 1 August 2003. At the same time, the Group consolidated employee retirement benefits into the Mandatory Provident Fund Scheme and ceased contributions to the ORSO Plan. These changes are expected to provide the Group with flexibility in manpower planning with possible cost savings in the longer term.

Despite the restricted interface between employees during the SARS outbreak, essential product and skills training continued but on a limited scale. Normal training and development activities have resumed in July.

The Group remains dedicated to non-discriminatory employment practices and its human resource management policies are largely in line with the market as stated in previous annual reports.

# 公司管治
# Corporate Governance

中信泰富致力在公司管治方面達致卓越水平。有關董事會之運作、內部監控系統、審核委員會、公司紀律守則、以及財務報告詳情，載於二零零二年年報第41頁。

董事會之審核委員會，已聯同本公司之管理層、內部審核人員、以及本公司之外聘核數師審閱本中期報告，並建議董事會採納。審核委員會由獨立非執行董事韓武敦先生（主席）、陸鍾漢先生及張偉立先生組成。

董事會已成立一個由獨立非執行董事組成之薪酬委員會，以代表董事會監控及檢討本集團之薪酬政策。

本中期賬目乃根據香港會計準則第25號「中期財務報告」編製，並經由本公司獨立核數師羅兵咸永道會計師事務所根據核數準則第700號「審閱中期財務報告的委聘」進行審閱，惟審閱範圍並不包括上市聯營公司國泰航空有限公司之業績。

在截至二零零三年六月三十日止六個月內，本公司均符合香港聯合交易所有限公司證券上市規則所載最佳應用守則之規定。

CITIC Pacific is committed to excellent standards of corporate governance and a full description of the operation of the Board, System of Internal Control, Audit Committee, Codes and financial reporting may be found on page 41 of the 2002 Annual Report.

The Audit Committee of the Board, consisting of independent non-executive directors, Messrs Alexander Reid Hamilton (Chairman), Hansen Loh Chung Hon and Willie Chang, has reviewed this Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board.

The Board has established a Remuneration Committee of independent non-executive directors to monitor and review the Group's remuneration policies on behalf of the Board.

The Interim Accounts, which are prepared in accordance with SSAP 25 'Interim Financial Reporting', have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Auditing Standard SAS 700 'Engagements To Review Interim Financial Reports' except that the scope did not extend to the results of the listed associated company, Cathay Pacific Airways Limited.

During the six months ended 30 June 2003, the Company was in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

# 公司資料
# Corporate Information

**總辦事處及註冊辦事處**

香港中環添美道一號中信大廈三十二樓

電話：2820 2111

圖文傳真：2877 2771

**網址**

www.citicpacific.com登載有中信泰富之業務簡介、向股東發放之整份年報及財務摘要報告、公佈、新聞稿及其他資料。

**證券編號**

香港聯合交易所：0267

彭博資訊：267 HK

路透社：0267. HK

美國預託證券編號：CTPCY

CUSIP參考編號：17304K102

**股份過戶登記處**

有關股份轉讓、更改名稱或地址、或遺失股票等事宜，股東應聯絡本公司之股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下），亦可致電2980 1333，或圖文傳真至2810 8185。

**年報及中期報告**

股東可向股份過戶登記處索取年報及中期報告。其他人士應聯絡公司秘書，電話號碼為2820 2111，圖文傳真號碼為2877 2771，或按contact@citicpacific.com發送電郵。

**投資者關係**

投資者、股東及研究分析員可聯絡投資者關係部門，電話號碼為2820 2004，圖文傳真號碼為2104 6632，或按investor.relations@citicpacific.com發送電郵。

**財務日程**

暫停辦理過戶登記：二零零三年九月十五日至二零零三年九月十九日

派發中期股息：二零零三年九月二十三日

財政年度結算日期：二零零三年十二月三十一日

## Headquarters and Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Telephone: 2820 2111

Fax: 2877 2771

## Website

www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary financial reports to shareholders, announcements, press releases and other information.

## Stock Codes

The Stock Exchange of Hong Kong: 0267

Bloomberg: 267 HK

Reuters: 0267. HK

American Depositary Receipts: CTPCY

CUSIP Reference No: 17304K102

## Share Registrars

Shareholders should contact our Registrars, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

## Annual and Interim Reports

Shareholders may obtain annual and interim reports from the Registrar. Others should contact the Company Secretary on 2820 2111 or fax: 2877 2771 or at contact@citicpacific.com.

## Investor Relations

Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2104 6632 or at investor.relations@citicpacific.com.

## Financial Calendar

Closure of Register: 15 September 2003 to 19 September 2003

Interim Dividend payable: 23 September 2003

Financial Year End: 31 December 2003

# 未經審核綜合損益賬
# Consolidated Profit and Loss Account – Unaudited

截至六月三十日止六個月 for the six months ended 30 June

| 以港幣百萬元計算 | *in HK$ million* | 附註 Note | 2003 | 2002 |
|---|---|---|---|---|
| 營業額 | Turnover | | **15,695** | 11,481 |
| 綜合業務溢利 | Profit from Consolidated Activities | 3 | **1,025** | 1,354 |
| 所佔聯營公司溢利減虧損 | Share of Profits Less Losses of Associated Companies | | **(91)** | 1,115 |
| 財務支出淨額 | Net Finance Charges | 4 | **(184)** | (232) |
| 除税前溢利 | Profit before Taxation | | **750** | 2,237 |
| 税項 | Taxation | 5 | **(219)** | (186) |
| 除税後溢利 | Profit after Taxation | | **531** | 2,051 |
| 少數股東權益 | Minority Interests | | **(112)** | (103) |
| 股東應佔溢利 | Profit Attributable to Shareholders | | **419** | 1,948 |
| 股息 | Dividends | 6 | | |
| 建議中期股息 | Interim Dividend Proposed | | **(657)** | (657) |
| 撥入儲備 | Transfer to Reserves | | **(12)** | (10) |
| 每股盈利（港幣元） | Earnings per Share (HK$) | 7 | **0.191** | 0.890 |
| 每股股息（港幣元） | Dividend per Share (HK$) | | | |
| 中期 | Interim | | **0.30** | 0.30 |

# 綜合資產負債表
# Consolidated Balance Sheet

| 以港幣百萬元計算 | in HK$ million | 附註 Note | 未經審核 二零零三年 六月三十日 Unaudited 30 June 2003 | 已審核 二零零二年 十二月三十一日 Audited 31 December 2002 |
|---|---|---|---|---|
| **固定資產** | **Fixed Assets** | | **15,845** | 15,804 |
| **聯營公司** | **Associated Companies** | | **25,610** | 25,451 |
| **投資** | **Investments** | | **1,542** | 7,600 |
| **商譽** | **Goodwill** | | **231** | 235 |
| **遞延稅項資產** | **Deferred Tax Assets** | | **67** | 63 |
| **流動資產** | **Current Assets** | | | |
| 待售物業 | Properties held for sale | | **336** | 336 |
| 存貨 | Inventories | | **1,936** | 1,866 |
| 上市投資 | Listed investment | | **24** | 24 |
| 應收賬項、應收賬款、按金及預付款項 | Debtors, accounts receivable, deposits and prepayments | 8 | **9,858** | 3,088 |
| 現金及銀行存款 | Cash and bank deposits | | **1,650** | 2,545 |
| | | | **13,804** | 7,859 |
| **流動負債** | **Current Liabilities** | | | |
| 銀行貸款、其他貸款及透支 | Bank loans, other loans and overdrafts | | | |
| 有抵押 | secured | | **70** | 63 |
| 無抵押 | unsecured | | **578** | 467 |
| 應付賬項、應付賬款、按金及應付款項 | Creditors, accounts payable, deposits and accruals | 8 | **3,768** | 2,995 |
| 稅項撥備 | Provision for taxation | | **165** | 95 |
| | | | **4,581** | 3,620 |
| **流動資產淨額** | **Net Current Assets** | | **9,223** | 4,239 |
| **資產總額減流動負債** | **Total Assets Less Current Liabilities** | | **52,518** | 53,392 |
| **長期借款** | **Long Term Borrowings** | | **(11,195)** | (8,737) |
| **遞延稅項負債** | **Deferred Tax Liabilities** | | **(313)** | (299) |
| | | | **41,010** | 44,356 |
| *資金來源* | *Financed by* | | | |
| **股本** | **Share Capital** | | **875** | 875 |
| **儲備** | **Reserves** | | **37,593** | 37,943 |
| **建議股息** | **Proposed Dividend** | | **657** | 3,720 |
| **股東資金** | **Shareholders' Funds** | | **39,125** | 42,538 |
| **少數股東權益** | **Minority Interests** | | **1,885** | 1,818 |
| | | | **41,010** | 44,356 |

# 未經審核綜合現金流量表
# Consolidated Cash Flow Statement – Unaudited

截至六月三十日止六個月 for the six months ended 30 June

| 以港幣百萬元計算 | in HK$ million | 2003 | 2002 |
|---|---|---|---|
| 來自綜合業務之現金流入淨額 | Net Cash Inflow from Consolidated Activities | 664 | 1,240 |
| 來自投資業務之現金(流出)/流入淨額 | Net Cash (Outflow) / Inflow from Investing Activities | (268) | 577 |
| 來自融資之現金流出淨額 | Net Cash Outflow from Financing Activities | (1,275) | (3,261) |
| 現金及等同現金之減少淨額 | Net Decrease in Cash and Cash Equivalents | (879) | (1,444) |
| 在一月一日之現金及等同現金 | Cash and Cash Equivalents at 1 January | 2,513 | 4,574 |
| 外幣滙率變動之影響 | Effect of Foreign Exchange Rate Changes | (2) | 11 |
| 在六月三十日之現金及等同現金 | Cash and Cash Equivalents at 30 June | 1,632 | 3,141 |

# 未經審核綜合權益變動表
# Consolidated Statement of Changes in Equity – Unaudited

截至六月三十日止六個月 for the six months ended 30 June

| *以港幣百萬元計算* | *in HK$ million* | **2003** | 2002 |
|---|---|---|---|
| **一月一日** | **At 1 January** | **42,757** | 41,489 |
| **上年度調整** | **Prior Year Adjustments** | | |
| 遞延稅項 | Deferred taxation | **(74)** | (58) |
| 所佔聯營公司 | Share of associated companies | | |
| 遞延稅項 | Deferred taxation | **(82)** | (56) |
| 溢利確認之改變 | Change in profit recognition | **(63)** | (78) |
| **重列** | **As Restated** | **42,538** | 41,297 |
| **所佔聯營公司儲備** | **Share of Reserve of Associated Companies** | **(116)** | (410) |
| **外幣換算差額** | **Exchange Translation Differences** | **2** | 3 |
| **儲備回撥** | **Reserves Released** | **2** | (7) |
| **未於綜合損益賬確認之虧損淨額** | **Net Losses Not Recognized in the Consolidated Profit and Loss Account** | **(112)** | (414) |
| **股東應佔溢利** | **Profit Attributable to Shareholders** | **419** | 1,948 |
| **股息** | **Dividends** | **(3,720)** | (1,314) |
| | | **39,125** | 41,517 |

# 賬目附註
# Notes to the Accounts

## 1 主要會計政策

本簡明未經審核綜合中期賬目(「本賬目」),乃根據香港會計師公會所頒佈之香港會計實務準則(「香港會計準則」)第25號「中期財務報告」、以及香港聯合交易所有限公司上市規則附錄16之規定編製。

本賬目應與二零零二年度之全年賬目一併閱讀。

編製本賬目所採用之會計政策,與編製截至二零零二年十二月三十一日止年度之全年賬目所採用者一致,惟本集團採用了於本會計期生效之香港會計準則第12號(經修訂)「利得稅」。香港會計準則第12號(經修訂)之實施主要影響遞延稅項。

以往,假如嚴重時差之稅務影響,促使公司預期在可見將來應要繳付或收取某項負債或資產,則有關影響將確認為遞延稅項。

香港會計準則第12號(經修訂)則採用資產負債表負債法計算遞延稅項,用以確認資產及負債兩者本身稅基與賬面值之臨時差額。因滙付保留溢利產生之預扣稅,只會在公司現階段有意滙付此等溢利之情況下方進行撥備。至於涉及尚未動用賦稅虧損之遞延稅項資產,則只會在未來有可能動用有關虧損時方予確認。

## 1 Significant Accounting Policies

These condensed unaudited consolidated interim accounts ('the Accounts') are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ('SSAP') No. 25 'Interim Financial Reporting' issued by the Hong Kong Society of Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The Accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies used in the preparation of the Accounts are consistent with those used in the annual accounts for the year ended 31 December 2002 except that the Group has adopted SSAP 12 (Revised) 'Income Taxes' which became effective for the current accounting period. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax.

In prior years, deferred tax were recognized in respect of the taxation effect arising from material timing differences to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

Under SSAP 12 (Revised), a balance sheet liability method is adopted whereby deferred tax is recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts. Provision for withholding tax that will arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to unused tax losses are recognized to the extent that the future utilization is probable.

## 1 主要會計政策續

上述新會計政策在採納時附有追溯權力。因此，截至二零零二年六月三十日止六個月之溢利、以及在二零零二年十二月三十一日之資本儲備及保留溢利，分別減少港幣二千五百萬元、港幣四千九百萬元及港幣一億七百萬元。

此外，若干聯營公司已更改溢利確認政策，所產生之影響已在本集團會計賬目內作出追溯調整。因此，截至二零零二年六月三十日止六個月之溢利增加港幣八百萬元，而在二零零二年十二月三十一日之保留溢利以及納入儲備之商譽，則分別減少港幣二千六百萬元及增加港幣三千七百萬元。

## 1 Significant Accounting Policies *continued*

The new accounting policy has been adopted retrospectively. As a result, the profit for the six months ended 30 June 2002, capital reserve and retained profits as at 31 December 2002 are reduced by HK$25 million, HK$49 million and HK$107 million respectively.

Also, certain associated companies have changed their profit recognition policies and the impact has been adjusted in the Accounts of the Group retrospectively. As a result, the profit for the six months ended 30 June 2002 is increased by HK$8 million and retained profits and goodwill included in reserves as at 31 December 2002 are reduced by HK$26 million and increased by HK$37 million respectively.

## 2 營業額及分類業務資料

以下為根據主要業務分類之本集團營業額及未計財務支出淨額前綜合業務溢利，以及本集團所佔聯營公司除税前溢利減虧損：

## 2 Turnover and Segment Information

An analysis of the Group's turnover and profit from consolidated activities before net finance charges and share of profits less losses before taxation of associated companies by principal activities are as follows:

| 截至二零零三年六月三十日止六個月<br>*以港幣百萬元計算*<br>Six months ended 30 June **2003**<br>*in HK$ million* | 營業額<br>Turnover | 綜合業務溢利<br>Profit from Consolidated Activities | 所佔聯營公司溢利減虧損<br>Share of Profits Less Losses of Associated Companies | 集團合計<br>Group Total | 分類業務分配<br>Segment Allocations | 分類業務溢利<br>Segment Profit |
|---|---|---|---|---|---|---|
| *按主要業務分析*<br>*By principal activity* | | | | | | |
| **基礎建設**<br>**Infrastructure** | | | | | | |
| 發電及基礎設施<br>Power & Civil Infrastructure | **6,551** | **596** | **81** | **677** | **–** | **677** |
| 信息業<br>Communications | **773** | **42** | **96** | **138** | **–** | **138** |
| 航空<br>Aviation | **–** | **–** | **(405)** | **(405)** | **–** | **(405)** |
| **銷售及分銷**<br>**Marketing & Distribution** | **5,778** | **181** | **13** | **194** | **(38)** | **156** |
| **物業**<br>**Property** | **205** | **168** | **87** | **255** | **38** | **293** |
| **工業製造**<br>**Industrial Manufacturing** | **2,195** | **176** | **–** | **176** | **–** | **176** |
| **其他**<br>**Others** | **193** | **28** | **37** | **65** | **–** | **65** |
| **減：一般及行政費用**<br>**Less: General & Administration Expenses** | **–** | **(166)** | **–** | **(166)** | **–** | **(166)** |
| | **15,695** | **1,025** | **(91)** | **934** | **–** | **934** |
| **財務支出淨額**<br>**Net Finance Charges** | | | | | | **(184)** |
| **税項**<br>**Taxation** | | | | | | **(219)** |
| **除税後溢利**<br>**Profit after Taxation** | | | | | | **531** |

## 2 營業額及分類業務資料 *續*

## 2 Turnover and Segment Information *continued*

| 截至二零零二年六月三十日止六個月<br>*以港幣百萬元計算*<br>Six months ended 30 June 2002<br>*in HK$ million* | 營業額<br>Turnover | 綜合業務溢利<br>Profit from Consolidated Activities | 所佔聯營公司溢利減虧損<br>Share of Profits Less Losses of Associated Companies | 集團合計<br>Group Total | 分類業務分配<br>Segment Allocations | 分類業務溢利<br>Segment Profit |
|---|---|---|---|---|---|---|
| *按主要業務分析*<br>*By principal activity* | | | | | | |
| **基礎建設**<br>**Infrastructure** | | | | | | |
| 發電及基礎設施<br>Power & Civil Infrastructure | 892 | 769 | 66 | 835 | – | 835 |
| 信息業<br>Communications | 2,226 | 116 | 271 | 387 | – | 387 |
| 航空<br>Aviation | – | – | 409 | 409 | – | 409 |
| **銷售及分銷**<br>**Marketing & Distribution** | 5,314 | 172 | 23 | 195 | (43) | 152 |
| **物業**<br>**Property** | 210 | 158 | 332 | 490 | 43 | 533 |
| **工業製造**<br>**Industrial Manufacturing** | 1,823 | 141 | – | 141 | – | 141 |
| **其他**<br>**Others** | 1,016 | 167 | 14 | 181 | – | 181 |
| **減：一般及行政費用**<br>**Less: General & Administration Expenses** | – | (169) | – | (169) | – | (169) |
| | 11,481 | 1,354 | 1,115 | 2,469 | – | 2,469 |
| **財務支出淨額**<br>**Net Finance Charges** | | | | | | (232) |
| **稅項**<br>**Taxation** | | | | | | (186) |
| **除稅後溢利**<br>**Profit after Taxation** | | | | | | 2,051 |

## 2 營業額及分類業務資料 *續*

以下為根據地理區域劃分之本集團營業額分析：

## 2 Turnover and Segment Information *continued*

An analysis of the Group's turnover by geographical area is as follows:

| *以港幣百萬元計算* | *in HK$ million* | 截至六月三十日止六個月 Six months ended 30 June 2003 | 2002 |
|---|---|---|---|
| *按地理區域分析* | *By geographical area* | | |
| 香港 | Hong Kong | **3,665** | 4,538 |
| 中國大陸 | Mainland China | **11,513** | 6,408 |
| 日本 | Japan | **189** | 223 |
| 其他 | Others | **328** | 312 |
| | | **15,695** | 11,481 |

3 綜合業務溢利已計入及扣除：

3 The profit from consolidated activities is arrived at after crediting and charging:

| *以港幣百萬元計算* | *in HK$ million* | 截至六月三十日止六個月 Six months ended 30 June 2003 | 2002 |
|---|---|---|---|
| 投資股息收入 | Dividend income from investments | **143** | 228 |
| 投資溢利淨額 | Net gain from investments | **323** | 91 |
| 已售存貨成本 | Cost of inventories sold | **6,565** | 5,820 |
| 折舊及攤銷 | Depreciation and amortization | **296** | 268 |
| 商譽攤銷 | Goodwill amortization | **4** | 10 |

4 財務支出淨額（包括利息支出）為港幣二億一千五百萬元（二零零二年：港幣二億七千五百萬元）。

4 Net finance charges included interest expense of HK$215 million (2002: HK$275 million).

5 香港利得稅根據期內估計應課稅溢利按稅率17.5%（二零零二年：16%）計算。海外稅項則根據期內估計應課稅溢利、再按本集團經營業務國家當地適用之稅率計算。詳情如下：

5 Hong Kong profits tax is calculated at 17.5% (2002: 16%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Detailed as follows:

| 以港幣百萬元計算 | in HK$ million | 截至六月三十日止六個月 Six months ended 30 June 2003 | 2002 |
|---|---|---|---|
| 本公司及附屬公司 | Company and subsidiary companies | | |
| 香港利得稅 | Hong Kong profits tax | **53** | 67 |
| 海外稅項 | Overseas taxation | **39** | 15 |
| 遞延稅項 | Deferred taxation | **9** | – |
| 聯營公司 | Associated companies | | |
| 香港利得稅 | Hong Kong profits tax | **37** | 40 |
| 海外稅項 | Overseas taxation | **49** | 35 |
| 遞延稅項 | Deferred taxation | **32** | 29 |
| | | **219** | 186 |

## 6 股息

## 6 Dividends

| 以港幣百萬元計算 | in HK$ million | 截至六月三十日止六個月 Six months ended 30 June 2003 | 2002 |
|---|---|---|---|
| 已派二零零二年度末期股息：每股港幣0.70元（二零零一年：每股港幣0.60元） | 2002 Final dividend paid: HK$0.70 (2001: HK$0.60) per share | **1,532** | 1,314 |
| 已派二零零二年度特別股息：每股港幣1.00元 | 2002 Special dividend paid: HK$1.00 per share | **2,188** | – |
| 建議二零零三年度中期股息：每股港幣0.30元（二零零二年：每股港幣0.30元） | 2003 Interim dividend proposed: HK$0.30 (2002: HK$0.30) per share | **657** | 657 |

7 每股盈利乃根據期內股東應佔溢利港幣四億一千九百萬元（二零零二年：港幣十九億四千八百萬元）、及已發行股份2,188,460,160股（二零零二年：已發行股份2,189,780,160股）計算。

由於期內尚未行使之購股權在行使時並無攤薄每股盈利，故並無展示截至二零零三年六月三十日止及二零零二年六月三十日止六個月之每股盈利數字。

7 The calculation of earnings per share is based on profit attributable to shareholders of HK$419 million (2002: HK$1,948 million) and on 2,188,460,160 shares in issue for the period (2002: 2,189,780,160 shares in issue).

No diluted earnings per share is presented for the six months ended 30 June 2003 and 30 June 2002 as the exercise of all the share options outstanding during the periods have no dilutive effect on the earnings per share.

## 8.1 應收賬項、應收賬款、按金及預付款項

## 8.1 Debtors, Accounts Receivable, Deposits and Prepayments

a

| 以港幣百萬元計算 in HK$ million | 二零零三年六月三十日 30 June 2003 | 二零零二年十二月三十一日 31 December 2002 |
|---|---|---|
| 應收貿易賬項 Trade debtors | | |
| 一年內 Within 1 year | **1,863** | 1,857 |
| 一年以上 Over 1 year | **254** | 118 |
| | **2,117** | 1,975 |

*附註：*

1. *應收貿易賬項已扣除撥備；到期日按發票日期分類。*
2. *各營業單位均按照本身情況製訂明確之信貸政策。*

*Notes:*

1. *Trade debtors are net of provision and the ageing is classified based on invoice date.*
2. *Each business units has a defined credit policy appropriate to its circumstances.*

b 在二零零三年六月三十日之結存，包括將在上海之保證固定回報項目變現而產生之應收收益港幣六十一億六千萬元。

b The balance as at 30 June 2003 includes the proceeds receivable of HK$6,160 million for the realization of guaranteed fixed return investments in Shanghai.

## 8.2 應付賬項、應付賬款、按金及應付款項

## 8.2 Creditors, Accounts Payable, Deposits and Accruals

| 以港幣百萬元計算 in HK$ million | 二零零三年六月三十日 30 June 2003 | 二零零二年十二月三十一日 31 December 2002 |
|---|---|---|
| 應付貿易賬項 Trade creditors | | |
| 一年內 Within 1 year | **1,657** | 1,458 |
| 一年以上 Over 1 year | **197** | 86 |
| | **1,854** | 1,544 |

9 為符合現時呈報形式，比較數字已作調整。

9 Comparative figures have been adjusted to conform with the current presentation.

# 核數師的獨立審閱報告
# Auditors' Independent Review Report

致中信泰富有限公司董事會
（在香港註冊成立的有限公司）

To the Board of Directors of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

## 引言

本所已按　貴公司指示，審閱第28至38頁所載的中期財務報告。

## Introduction

We have been instructed by the company to review the interim financial report set out on pages 28 to 38.

## 董事之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務報告的編制須符合香港會計師公會頒佈的會計實務準則第25號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而該報告亦已經董事會批准。

## Directors' Responsibilities

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with SSAP 25 'Interim financial reporting' issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

## 已執行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。惟按照董事指示，審閱範圍不包括聯營公司國泰航空有限公司的業績，其業績由董事依據該公司已公佈的中期財務資料以權益法入賬。

審閱工作主要包括向管理層作出查詢，及對中期財務報告進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用（惟已另作披露則除外）。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

## Review Work Performed

We conducted our review in accordance with SAS 700 'Engagements to review interim financial reports' issued by the Hong Kong Society of Accountants, except that the scope of our review, as instructed by the directors, did not extend to the results of an associated company, Cathay Pacific Airways Limited, whose results were equity accounted for by the directors on the basis of its published interim financial information.

A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

## 經修訂的審閱結論—審閱範圍的限制

按照本所審閱的結果，但此審閱並不作為審計之一部份，除了假若上述限制不存在而可能需要作出的任何修訂外，本所並無發現任何須在截至二零零三年六月三十日止六個月的中期財務報告作出重大修訂之事項。

## Modified Review Conclusion Arising from Limitation of Review Scope

On the basis of our review which does not constitute an audit, with the exception of any modifications that might have been determined to be necessary had the above limitation not existed, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2003.

**羅兵咸永道會計師事務所**
*執業會計師*

香港，二零零三年八月二十七日

PricewaterhouseCoopers
*Certified Public Accountants*

Hong Kong, 27 August 2003

# 法定披露
# Statutory Disclosure

## 股息及暫停辦理股份過户登記

董事會已宣佈將在二零零三年九月二十三日，向在二零零三年九月十九日名列本公司股東名冊上之股東派發截至二零零三年十二月三十一日止年度之中期股息每股港幣0.30元（二零零二年：港幣0.30元）。本公司將由二零零三年九月十五日起至二零零三年九月十九日止（包括首尾兩天）暫停辦理股份過戶登記手續。任何人士如欲享有上述中期股息，必須在二零零三年九月十一日下午四時三十分前，將所有過戶文件連同有關股票送達本公司之股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下），以辦理股份過戶登記手續。

## Dividend and Closure of Register

The Directors have declared an interim dividend of HK$0.30 (2002: HK$0.30) per share for the year ending 31 December 2003 payable on 23 September 2003 to shareholders whose names appear on the Register of Members of the Company on 19 September 2003. The Register of Members of the Company will be closed from 15 September 2003 to 19 September 2003, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 pm on 11 September 2003.

## 購股權計劃

根據在二零零零年五月三十一日採納之中信泰富股份獎勵計劃二零零零(「該計劃」)，董事會可邀請本公司或其任何附屬公司之任何董事、行政人員或僱員接納可認購本公司股份之購股權，而每接納該項邀請則須支付港幣1元。認購價由董事會釐定，價格最少為以下各項之較高者：(i)本公司股份在授出購股權日期於聯交所日報表上所列之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日在聯交所日報表上所列之平均收市價；及(iii)本公司股份面值。根據該計劃可授出購股權所涉及之最高股份數目，不得超過下列其中一項之10%(以較低者為準)：(i)本公司不時之已發行股本；或(ii)在採納該計劃日期本公司之已發行股本。

在二零零二年五月二十八日，根據該計劃授出合共可認購11,550,000股本公司股份之購股權(「購股權」)(詳見下表)，佔已發行股本0.53%，行使價為每股港幣18.20元。本公司股份在緊接授出購股權日期前之收市價為港幣18.10元。所有已授出及獲接納之購股權，可在授出購股權日期起計5年內全數或部份行使。所有授出之購股權已獲接納；於截至二零零三年六月三十日止期間內，概無予以行使、註銷或作廢。

## Share Option Plan

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company ('Share Options') listed in the table below representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$18.10. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period up to 30 June 2003.

| | | 期終時購股權數目<br>Number of Share Options at the end of the period |
|---|---|---|
| 本公司董事 | Directors of the Company | 8,100,000 |
| 繼續聘用之合約僱員 | Continuous Contract Employees | 3,400,000 |
| 其他 | Others | 50,000 |
| 合計 | Total | 11,550,000 |

## 董事之證券權益

在二零零三年六月三十日，根據證券及期貨條例（「證券及期貨條例」）第352條須予保存之登記名冊內記錄，董事於本公司或任何相聯法團（定義見證券及期貨條例第XV部）股份之權益如下：

## Directors' Interests in Securities

The interests of the Directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 30 June 2003 as recorded in the register required to be kept under section 352 of the SFO were as follows:

### 1. 本公司及相聯法團之股份

### 1. Shares in the Company and Associated Corporation

| | | 股份數目 Number of Shares | | | | |
|---|---|---|---|---|---|---|
| | | 個人權益 Personal interests | 法團權益 Corporate interests | 家族權益 Family interests | 信託及類似權益 Trusts and similar interests | 佔已發行股本百分率 Percentage to the issued share capital % |
| **中信泰富有限公司** | **CITIC Pacific Limited** | | | | | |
| 榮智健 | Larry Yung Chi Kin | | 400,381,000 | | | 18.295 |
| 范鴻齡 | Henry Fan Hung Ling | | 43,000,000 | | | 1.965 |
| 莫偉龍 | Vernon Francis Moore | | | | 3,200,000 | 0.146 |
| 李松興 | Peter Lee Chung Hing | 500,000 | | | | 0.023 |
| 阮紀堂 | Norman Yuen Kee Tong | 33,000 | | | | 0.002 |
| 羅安達 | Robert Ernest Adams | 550,000 | | | | 0.025 |
| 劉基輔 | Liu Jifu | 40,000 | | | | 0.002 |
| 陸鍾漢 | Hansen Loh Chung Hon | 1,050,000 | 500,000 [1] | 500,000 [1] | | 0.071 |
| 德馬雷 | André Desmarais | 87,800 | 100,230,000 | 1,000 | 24,000 [2] | 4.585 |
| 彼得•克萊特（德馬雷先生之替代董事） | Peter Kruyt (alternate director to Mr André Desmarais) | 2,100 | | | | 0.0001 |
| **國泰航空有限公司** | **Cathay Pacific Airways Limited** | | | | | |
| 陸鍾漢 | Hansen Loh Chung Hon | 450,000 | | | | 0.013 |

*附註：*

1. *由於所列500,000股股份乃透過一間由有關董事及其家族擁有之公司持有，故有關董事持有之法團權益與其家族權益重疊。*
2. *有關董事為一項加拿大全權信託其中一位受託人，該全權信託所控制之加拿大公司擁有本公司24,000股股份。*

*Notes:*

1. *The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.*
2. *The relevant Director is one of the trustees of a Canadian discretionary trust which controls Canadian companies which own 24,000 shares of the Company.*

## 2. 本公司之購股權

## 2. Share Options in the Company

| 董事 | Directors | 尚未行使之購股權數目 Number of Outstanding Share Options | 佔已發行股本百分率 Percentage to the issued share capital % |
|---|---|---|---|
| 榮智健 | Larry Yung Chi Kin | 2,000,000 | 0.091 |
| 范鴻齡 | Henry Fan Hung Ling | 1,600,000 | 0.073 |
| 莫偉龍 | Vernon Francis Moore | 1,000,000 | 0.046 |
| 李松興 | Peter Lee Chung Hing | 1,000,000 | 0.046 |
| 阮紀堂 | Norman Yuen Kee Tong | 500,000 | 0.023 |
| 羅安達 | Robert Ernest Adams | 300,000 | 0.014 |
| 姚進榮 | Yao Jinrong | 300,000 | 0.014 |
| 常振明 | Chang Zhenming | 500,000 | 0.023 |
| 李士林 | Li Shilin | 300,000 | 0.014 |
| 榮明杰 | Carl Yung Ming Jie | 300,000 | 0.014 |
| 劉基輔 | Liu Jifu | 300,000 | 0.014 |

除上文所披露者外，在二零零三年六月三十日，本公司各董事概無在本公司或其相聯法團之股份、相關股份或債券中擁有、被認為擁有、或視作擁有根據證券及期貨條例第XV部所界定之任何權益或淡倉，又或擁有、被認為擁有或視作擁有必須記錄在本公司根據證券及期貨條例第352條須予保存之登記名冊內之任何權益，又或擁有、被認為擁有或視作擁有根據上市規則所載上市公司董事進行證券交易的標準守則而必須通知本公司及聯交所之任何權益。

Save as disclosed above, as at 30 June 2003, none of the Directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

## 主要股東

在二零零三年六月三十日，根據證券及期貨條例第336條須予保存之股份及淡倉登記名冊內記錄，主要股東（本公司董事或其各自相聯人士除外）在本公司股份之權益如下：

## Substantial Shareholders

As at 30 June 2003, the interests of the substantial shareholders, other than the Directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

| 名稱 | Name | 本公司之股份數目<br>Number of Shares of the Company | 佔已發行股本百分率<br>Percentage to the issued share capital<br>% |
|---|---|---|---|
| 中國國際信托投資公司 | China International Trust and Investment Corporation | 632,066,285 | 28.882 |
| 中國國際信托投資（香港集團）有限公司（「中信香港」） | China International Trust & Investment Corporation Hong Kong (Holdings) Limited ('CITIC HK') | 632,066,285 | 28.882 |
| Heedon Corporation | Heedon Corporation | 498,424,285 | 22.775 |
| Honpville Corporation | Honpville Corporation | 310,988,221 | 14.210 |

中信香港透過下列全資附屬公司，間接成為本公司之主要股東：

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

| 中信香港之附屬公司名稱 | Name of Subsidiary Companies of CITIC HK | 每股面值港幣0.40元之股份數目<br>Number of Shares of HK$0.40 each | 佔已發行股本百分率<br>Percentage to the issued share capital<br>% |
|---|---|---|---|
| Affluence Limited | Affluence Limited | 43,266,000 | 1.977 |
| Winton Corp. | Winton Corp. | 30,718,000 | 1.404 |
| Westminster Investment Inc. | Westminster Investment Inc. | 101,960,000 | 4.659 |
| Jetway Corp. | Jetway Corp. | 22,500,000 | 1.028 |
| Cordia Corporation | Cordia Corporation | 32,258,064 | 1.474 |
| Honpville Corporation | Honpville Corporation | 310,988,221 | 14.210 |
| Hainsworth Limited | Hainsworth Limited | 80,376,000 | 3.673 |
| Southpoint Enterprises Inc. | Southpoint Enterprises Inc. | 10,000,000 | 0.457 |

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited 及 Southpoint Enterprises Inc.分別實益持有本公司之股份。因此，Honpville Corporation 亦為本公司之主要股東。

中國國際信托投資公司為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司；Kotron Company Ltd.為 Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中國國際信托投資公司在本公司之權益，與中信香港在本公司之權益重疊。中信香港在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Heedon Corporation在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Barnsley Investments Limited在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。Kotron Company Ltd.在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。

## 股本

本公司並無於期內贖回其任何股份。本公司或其任何附屬公司亦無在期內購回或出售本公司任何股份。

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

China International Trust and Investment Corporation is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of China International Trust and Investment Corporation in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

## Share Capital

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the period.

# 詞彙
# Glossary

## 詞語 / Terms

| 詞語 | | Terms | |
|---|---|---|---|
| **資金運用** | 資金運用乃代表股東資金加上借款總額 | **Capital employed** | Capital employed represents shareholders' funds + total borrowings |
| **所有業務之現金貢獻** | 中信泰富有限公司來自所有附屬公司、聯營公司及其他投資之現金流入 | **Cash contributed from all business** | Cash inflow to CITIC Pacific Ltd. from all its subsidiary companies, associated companies and other investments |
| **負債總額** | 短期及長期貸款、票據及債券 | **Total debt** | Short term and long term loans, notes and bonds |
| **負債淨額** | 負債總額減現金及銀行存款 | **Net debt** | Total debt less cash and bank deposits |
| **股東權益** | 股東資金＋按會計所需在儲備撇銷之沒有減值商譽 | **Shareholders' equity** | Shareholders' funds + unimpaired goodwill written off to reserves for accounting purposes |
| **資本總額** | 股東權益＋負債淨額 | **Total capital** | Shareholders' equity + net debt |
| **EBITDA** | 不包括利息支出、稅項、折舊及攤銷之溢利淨額 | **EBITDA** | Net profit less interest expense, taxation, depreciation and amortization |
| **溢利貢獻** | 稅後溢利。營業單位並無分攤集團在利息、營運以及商譽方面之開支 | **Contribution** | After tax profit. No allocations of central interest, overhead and goodwill expenses are made to business units |

## 比率 / Ratios

$$\textbf{每股盈利} = \frac{\text{股東應佔溢利}}{\text{年內已發行股份之加權平均股數（按日）}}$$

$$\textbf{Earnings per share} = \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

$$\textbf{每股股東權益} = \frac{\text{股東權益}}{\text{年底已發行並繳足股份總數}}$$

$$\textbf{Shareholders' equity per share} = \frac{\text{Shareholders' equity}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\textbf{槓桿比率} = \frac{\text{負債淨額}}{\text{資本總額}}$$

$$\textbf{Leverage} = \frac{\text{Net debt}}{\text{Total capital}}$$

$$\textbf{每股現金流量} = \frac{\text{來自所有業務之現金貢獻}}{\text{年底已發行並繳足股份總數}}$$

$$\textbf{Cashflow per share} = \frac{\text{Cash contributed from all business}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\textbf{利息倍數} = \frac{\text{不包括利息支出、稅項、折舊及攤銷之溢利淨額}}{\text{利息支出}}$$

$$\textbf{Interest cover} = \frac{\text{EBITDA}}{\text{Interest expense}}$$

## 目錄 | Contents

股東可隨時選擇收取中期報告印刷本，或依賴在本公司網頁所登載之中期報告。股東如欲更改有關選擇，可致函通知本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

如股東已選擇依賴在本公司網頁所登載之中期報告，但難以登入網頁瀏覽，可向本公司索取中期報告印刷本，本公司將在接獲有關要求後即時免費寄發。有關要求請逕寄本公司之股份過戶登記處。

Shareholders may at any time choose to receive Interim Report in printed form or to rely on its version posted on the Company's website. Shareholders may change their choice by writing to the Company's Share Registrars, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

If Shareholders have already chosen to rely on the version of the Interim Report posted on the Company's website and have difficulty in having access to it, they will, promptly upon request, be sent the Interim Report in printed form free of charge. Please send the request to the Company's Share Registrars.

Designed by Sedgwick Richardson
Printed on environmentally friendly paper

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓
電話：2820 2111 傳真：2877 2771
www.citicpacific.com

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com